EXHIBIT 99.1

Execution Copy

Framework Agreement

Sportingbet Plc

and

World Gaming Plc

         August 2004

SCHEDULE 1	30
Part 1	30
Warranties	30
Part 2	38
SB Warranties	38
SCHEDULE 2	40
WG's Limitations on Liability	40
SCHEDULE 3	43
Action Pending Completion	43
SCHEDULE 4	44
List of Ancillary Assets	44
SCHEDULE 5	73
Assumed Employees	73
SCHEDULE 6	75
List of Contracts	75
SCHEDULE 7	76
Business IP Licences	76
SCHEDULE 8	77
Summary Development Plan	77
SCHEDULE 9	81
Allocation of Sale Consideration	81

THIS AGREEMENT is made on                          August 2004

BETWEEN:

(1)	SPORTINGBET PLC (No. 03534726) whose registered office is at Transworld House, 82-100 City Road, London, EC1Y 2BJ (“SB”); and

(2)	WORLD GAMING PLC (No. 04094204) whose registered office is at Minerva House, 5 Montague Close, London SE1 9BB (“WG”).

RECITALS

(A)	The parties intend to establish the Company and the Joint Partnership as soon as reasonably practicable after the date of this agreement.

(B)	SB intends to purchase from WG a 50% (fifty per cent.) interest in the Assets, following which SB and WG shall transfer their respective interests in the Assets to the Joint Partnership.

(C)	The Company will be a wholly owned subsidiary of SB. WG intends to transfer or procure the transfer of the Ancillary Assets to the Company under the terms of this agreement to enable the Company to carry out the Purpose.

(D)	Following Completion, the parties intend to operate the Joint Partnership as a partnership in accordance with the terms of the Partnership Agreement and SB shall procure that the Company carries on the Purpose for the benefit of the Joint Partnership, SB and WG.

THE PARTIES AGREE AS FOLLOWS:

1. INTERPRETATION

1.1 The following words and expressions shall, unless the context otherwise requires, have the following meanings:

“Additional Payment” means the sum of US$ 3,300,000;

“ADR” means an American Depositary Receipt, reflecting 1 ordinary share of £0.002 in WG;

“Ancillary Assets” means loose plant including movable plant, equipment, desk top computers, servers, spare parts, furniture and other assets each as listed at schedule 4 and the benefit (subject to the burden) of the Contracts;

“Ancillary Asset Amount” means the sum of US$75,000;

“Ancillary Services Agreement” means the agreement relating to certain customer transaction services to be provided by SB to third parties to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“Announcement” means the announcement in the agreed terms;

“Assets” means the Business Intellectual Property and the Software;

“Assumed Employees” means those employees employed by Inphinity who are involved in the Purpose and who are intended to be employed by the Company as from the Completion Date, whose names are listed at schedule 5 (subject to such amendments as may be made to this schedule prior to Completion as set out in clause 12.3);

“Bonds” means the US$ 900,000 convertible unsecured loan notes issued by WG pursuant to an instrument dated 4 April 2003 and held by Goodison Park Limited;

“Bond Instrument” means the instrument entered into by WG dated 4 April 2003 in respect of the Bonds;

“business day” means a day (excluding Saturdays and Sundays) on which banks generally are open in London for the transaction of normal banking business;

“Business Intellectual Property” means all Intellectual Property owned by the WG Group as at the Completion Date and used exclusively for the Purpose, being the Intellectual Property in (a) the Software, (b) the files listed in the CD Rom attached to the Disclosure Letter and labelled Business Intellectual Property and (c) the subject matter accessible through those files;

“Business Intellectual Property Assignments” means the assignment(s) of the Business Intellectual Property to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“Business IP Licence” means a licence, authorisation or permission from a third party under which the WG Group uses or exploits any Intellectual Property required for the Purpose as listed at schedule 7;

“Circular” means the circular on substantially the same terms as the Announcement to be dispatched by WG to its shareholders in accordance with clause 2;

“Company” means the company to be formed by SB prior to Completion pursuant to clause 3.3;

“Completion” means the completion of this agreement in accordance with clause 8;

“Completion Date” means the date upon which Completion takes place pursuant to clause 8.1 or, as the context may require, is scheduled to take place;

“Condition” means the condition set out in clause 2.1;

“Contracts” means the Business IP Licences and other contracts which are listed at schedule 6 and required for the Purpose or relating to the Assets and the Ancillary Assets;

“Costs” has the meaning given to such term in clause 2 of Part 1 of schedule 1;

“Development Plan” means the development plan to be agreed by WG and SB from time to time setting out, inter alia, the aims and strategies of the Joint Partnership and the Company in relation to the Purpose;

“Development Services Agreement” means the agreement relating to certain development and support services to be provided by the Company to the Joint Partnership, SB and WG in relation to the Software and Business Intellectual Property to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“Disclosure Letter” means a letter of today’s date together with the attachments thereto addressed by WG to the Company, the Joint Partnership and SB disclosing exceptions to the Warranties;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, other encumbrance or security interest (legal or equitable), including any right of set-off, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect;

“Employee Accrued Liabilities” means the accrued holiday entitlement and maternity pay in respect of those Assumed Employees who are actually employed by the Company as at the Completion Date;

“Existing Licence” means the oral agreement on the terms of the draft licence agreement between a member of the SB Group and a member of the WG Group, under which such member of the WG Group licences the Business Intellectual Property to the relevant member of the SB Group;

“Finsoft Agency Agreement” means the marketing agreement relating to certain of SB’s services, including SB’s Finsoft capability, to be entered into between a member of the SB Group and a member of WG Group to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“Inphinity” means Inphinity Interactive Inc., a wholly owned subsidiary of WG;

“Intellectual Property” means any and all patents, trade marks, rights in designs, get-up, trade, business names, copyrights, and topography rights, (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, know-how, trade secrets and other confidential information, rights in databases and all other intellectual property rights of a similar or corresponding character which now or in the future subsist in any part of the world;

“Joint Partnership” means a new legal entity, being a limited partnership or such other entity as the parties may agree, and in which a member of the WG Group and a member of the SB Group shall have equal shares or interests and which is to be formed prior to Completion pursuant to clause 3.1;

“Key Warranties”means the warranties set out at clause 3.1 of part 1 of schedule 1;

“London Stock Exchange” means the London Stock Exchange plc;

“Long-Stop Date” means 20 October 2004;

“Partnership Agreement” means an agreement to be agreed by SB and WG prior to Completion relating to the joint ownership by the SB Group and WG Group of the Joint Partnership, to be in such form as required by the local law of the jurisdiction in which the Joint Partnership is formed and in all material respects to be based upon the Partnership Draft Agreement;

“Partnership Draft Agreement” means the preliminary draft of the Partnership Agreement setting out some of the agreed principles of the Partnership Agreement as attached to this agreement and initialled by SB’s Solicitors and WG’s Solicitors on behalf of SB and WG respectively for the purposes of identification only;

“Partnership Pledge” means an agreement to be agreed by SB and WG prior to Completion relating either to a pledge by SB of its interest in the Joint Partnership and its shares in the General Partner (as defined in the Partnership Draft Agreement), or if under the relevant local laws, the pledge of the interest in the Joint Partnership is not capable of being granted, such other security over the assets of the Joint Partnership as the parties shall reasonably agree, based on the local laws of the jurisdiction in which the Joint Partnership is formed. Any such pledge or security shall be for the benefit of WG and shall be given by SB for itself and on behalf of the relevant members of the SB Group, who are holders of any interest in the Joint Partnership. To the extent possible, the parties agree that the pledge will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“Permit” means a permit, licence, consent, approval, certificate, registration and other authorisation, filing of a notification, report or assessment, in each case that is necessary for the Purpose in any jurisdiction in respect of the ownership, possession, occupation or use of any Asset or Ancillary Asset;

“Purpose” means the function of developing and maintaining the Software and providing Second Level Support in relation to the Software, which Purpose is currently carried out by members of the WG Group and, as of the Completion Date and thereafter, is to be carried out by the Joint Partnership and the Company in accordance with the Summary Development Plan and/or the Development Plans (as the case may be);

“Related Person” means in relation to any party, its holding companies and the subsidiary undertakings and associated companies from time to time of such holding companies, all of them and each of them as the context admits;

“Retained Employees” means any persons other than the Assumed Employees who are or have been at any time prior to Completion engaged to any extent in the Purpose;

“Sale Consideration” means the aggregate consideration for the sale and purchase of the SB Asset Share and the Ancillary Assets as specified or determined in accordance with clauses 4.2 and 4.5;

“SB Asset Share” means a 50% (fifty per cent.) interest in the Assets to be purchased by SB or a member of the SB Group from the WG Group pursuant to the provisions of clause 4.1 and which is to be contributed to the Joint Partnership immediately following such purchase as set out in clause 5.3;

“SB Group” means SB, its holding companies and any subsidiary undertakings and the associated companies from time to time of such holding companies, all of them and any one of them as the context admits;

“SB Licence Agreement” means the licence agreement to be entered into between SB and the Joint Partnership to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“SB’s Solicitors” means Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA;

“SB Warranties” means the warranties set out in part 2 of schedule 1;

“Second Level Support” means the provision of day to day support to first level support providers in relation to the Software and addressing adhoc licensee requirements, including configuration changes, special reports ,database queries, minor enhancements, defect resolutions, data changes, release schedules, gaming and system investigations, new customer migration and setup product administration, graphics customizations, sportsbook re-grading, database scheme changes, payment (efs) gateways and configuration and product releases;

“Software” means the computer programme relating to internet sports book, casino and other internet gaming products in source code, object code or other form, including all modules, routines and sub-routines thereof and all source and other preparatory materials relating thereto, including functional specifications, programming specifications, programming languages, algorithms, flow charts, logic diagrams, orthographic representations, file structures, coding sheets and any manuals or other documentation relating to any of the above and including all the files listed in the CD Rom attached to the Disclosure Letter and labelled Software;

“Summary Development Plan” means the summary attached at schedule 8 setting out high level points for a Development Plan for the 12 month period following the Completion Date;

“Termination Payment” means the amount of US$3 million payable in certain circumstances by SB to WG in accordance with certain provisions of the Partnership Agreement;

“Transaction” means the transaction provided for in this agreement and the other Transaction Documents;

“Transaction Documents” means (i) this agreement (ii) the Business Intellectual Property Assignments; (iii) the WG Licence Agreement; (iv) the SB Licence Agreement; (v) the Finsoft Agency Agreement; (vi) the Development Services Agreement; (vii) the Ancillary Services Agreement; (viii) the Partnership Pledge; (ix) the Partnership Agreement; (x) the WG IT Services Agreement and/or any one or combination of them;

“UK Listing Authority” means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Warranties” means the warranties set out in part 1 of schedule 1;

“WG” Account means such account, the details of which shall be notified by WG to SB prior to Completion;

“WG Asset Share” means a 50% (fifty per cent.) interest in the Assets to be retained by WG or a member of the WG Group following the sale of the SB Asset Share to SB or to a member of the SB Group pursuant to the provisions of clause 4.1 and which is to be contributed to the Joint Partnership immediately following such sale as set out in clause 5.3;

“WG Group” means WG, its holding companies and any subsidiary undertakings and the associated companies from time to time of such holding companies, all of them and any one of them as the context admits;

“WG IT Services Agreement” means the agreement between a member of the SB Group and a member of the WG Group under which a member of the WG Group provides hosting and other related services to the SB Group, such agreement to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“WG Licence Agreement” means the licence agreement to be entered into between the Joint Partnership and WG to be agreed prior to Completion but which the parties agree will be based substantially upon the drafts of the agreement in circulation between the SB Solicitors and the WG Solicitors as at the date hereof;

“WG Shares” means the 5,000,000 ordinary shares of £0.002 each in WG and the 8,506,204 ADRs held by the relevant members of the SB Group; and

“WG’s Solicitors ” means Reed Smith LLP, Minerva House, 5 Montague Close, London SE1 9BB.

1.2 In this agreement unless otherwise specified, reference to:

(a)	a “subsidiary undertaking” is to be construed in accordance with section 258 of the Companies Act 1985 and a “subsidiary” or “holding company” is to be construed in accordance with section 736 of that Act;

(b)	a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of each party;

(c)	“FA” followed by a stated year means the Finance Act of that year;

(d)	“includes” and “including” shall mean including without limitation;

(e)	a “party” means a party to this agreement and includes its permitted assignees (if any) and/or the successors in title to that part of its undertaking which includes this agreement;

(f)	a “person” includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(g)	a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(h)	“clauses”, “paragraphs” or “schedules” are to clauses and paragraphs of and schedules to this agreement;

(i)	“writing” includes any methods of representing words in a legible form (other than writing or an electronic or visual display screen) or other writing in non-transitory form”;

(j)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(k)	any statute, statutory instrument, regulation, by-law or other requirement of English law and to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, procedure, court, official or any legal concept or doctrine or other expression shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English term;

(l)	the time of day is reference to time in London, England.

1.3 The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.

1.4 The index to and the headings in this agreement are for information only and are to be ignored in construing the same.

2.    CONDITION

2.1 The obligation of the parties to complete this agreement is conditional upon an ordinary resolution of the shareholders of WG approving the Transaction at a general meeting of WG.

2.2 Subject always to clause 2.3, in relation to the Condition, WG undertakes to use its reasonable endeavours to procure the fulfilment of the Condition by no later than the Long-Stop Date, and in this connection:

(a)	shall give SB reasonable opportunity to review and comment on the Circular and shall reasonably consider SB’s reasonable comments thereon;

(b)	shall despatch the Circular (containing the recommendation referred to in paragraph 2.2(c) below) to its shareholders by no later than 14 September 2004 and shall not postpone the date of the annual general meeting as set out in the Circular nor adjourn such meeting, unless required to do so by virtue of its fiduciary duties as set out at clause 2.3 or by virtue of any other applicable law or regulation or under the articles of association of WG as at the date of this agreement;

(c)	shall procure that its board unanimously recommends that its shareholders vote in favour of the resolution set out in the Circular; and

(d)	shall procure that the chairman of the board of directors of WG (subject to the chairman’s own fiduciary duties) exercises any proxy votes which he may have in favour of the resolution set out in the Circular.

2.3 The obligations of WG in clause 2.2(a) are subject to the fiduciary duties of WG and its board of directors, and SB acknowledges that WG and its board of directors shall be required to comply with their respective fiduciary duties to WG’s shareholders and in this regard will need to take into account any changes in circumstances from time to time.

2.4 WG shall keep SB fully and promptly advised of the progress towards the satisfaction of its obligations under clauses 2.1 , 2.2 and 3.11.

2.5 Subject to the fulfilment of WG’s obligations under clause 2.2 and to the fiduciary duties of SB (and WG acknowledges that SB shall be required to comply with its fiduciary duties to its shareholders from time to time), SB, as an existing shareholder of WG, undertakes to vote the WG Shares in favour of an ordinary resolution of WG shareholders to approve the Transaction, such resolution to be set out in the Circular.

2.6 If the Condition has not been fulfilled on or before the Long Stop Date, SB and WG shall consult each other in good faith for a period of 10 business days following such date with a view to agreeing an alternative strategy (including the possible waiver of the Condition) and failing any agreement being reached, this agreement shall terminate with effect from the date falling on the eleventh business day after the Long-Stop Date.

2.7 If this agreement terminates in accordance with clauses 2.6, 3.2, 3.6, 3.7, 3.9, 3.11 or 8.8, then the obligations of the parties shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under this clause 2.7 and clauses 2.8, 24, 26 and 29.

2.8 If this agreement terminates in accordance with clauses 2.6, 3.2, 3.6, 3.7, 3.9, 3.11 or 8.8 then the Existing Licence shall continue to have full force and effect and SB and WG shall procure that the relevant members of their respective groups which are parties to the Existing Licence shall continue to be bound by their obligations therein, except that SB and WG hereby agree to procure that the term of the Existing Licence shall be amended so as to commence from 1 March 2004 and expire on 31 May 2006.

3.     PERIOD TO COMPLETION

3.1 WG and SB both agree to use their respective reasonable endeavours and in good faith to work together to form the Joint Partnership as soon as reasonably practicable after the date of this agreement and in any event prior to Completion. In this regard the parties agree:

(a)	in good faith to consult and agree upon the structure, nature and jurisdiction of the Joint Partnership taking into account the mutual tax, financial and other interests of both parties;

(b)	in good faith to agree upon any by-laws, memorandum and articles of association or any other such document as may be appropriate to govern the terms of their combined ownership of the Joint Partnership or otherwise required for the formation of this entity;

(c)	in good faith to agree any deletions, additions or amendments to any of the Transaction Documents or the entry into of any new documents, as are reasonably required for the formation of the Joint Partnership;

(d)	that to the fullest extent possible, any agreement or rules governing the terms of their combined ownership of the Joint Partnership will be on the same terms as the Partnership Draft Agreement;

(e)	to give each other full co-operation in forming and registering the Joint Partnership, including providing all necessary information and completing all necessary documents and filings;

(f)	to procure that the Joint Partnership shall not carry on any business whatsoever or enter into any contracts or commitments until the Completion Date, save as required pursuant to the formation process and as otherwise set out in the provisions of this clause 3.1;

(g)	to procure that the Joint Partnership becomes a party to this agreement by completing a deed of adherence in a form reasonably approved by WG and SB; and

(h)	the costs of formation of the Joint Partnership shall be borne equally by SB and WG.

3.2 WG and SB further agree to use their respective reasonable endeavours and in good faith to work together to agree the following Transaction Documents as soon as reasonably practicable after the date of this agreement and in any event prior to Completion:

(a)	the Partnership Pledge and the Partnership Agreement in relation to the Joint Partnership;

(b)	the Business Intellectual Property Assignments;

(c)	the WG Licence Agreement and the SB Licence Agreement;

(d)	the Ancillary Services Agreement;

(e)	the Development Services Agreement;

(f)	the Finsoft Agency Agreement; and

(g)	the WG IT Services Agreement.

If the parties cannot agree any of the above Transaction Documents on the day prior to the Completion Date, Completion shall be deferred for a period of five business days and the parties shall use all reasonable endeavours and in good faith negotiate to agree such Transaction Documents by such date, failing which, this agreement shall forthwith terminate and the provisions of clause 2.8 shall take effect.

3.3 SB shall procure that:

(a)	as soon as reasonably practicable after the date of this agreement, the Company is validly formed and incorporated within Canada, or such other jurisdiction as SB and WG may otherwise agree at the cost of SB;

(b)	upon Completion the Company becomes a party to this agreement by completing a deed of adherence in a form reasonably approved by WG and SB.

3.4 WG undertakes with the Company and SB to procure that between the date of this agreement and the Completion Date, the WG Group, shall:

(a)	carry on the Purpose in its usual course and in such a manner so as to ensure that no act or event shall occur during that period which would breach any of the Warranties, or would reasonably be expected to result in a breach of any of the Warranties if they were to be repeated immediately prior to Completion; and

(b)	in particular, but without limitation, comply with each of the undertakings set out in schedule 3.

3.5 Pending Completion, SB and any person authorised by it shall, upon written request, be given reasonable access to the Business Intellectual Property, the Software and the Assumed Employees and the directors and employees of WG shall be instructed to give upon reasonable notice all such information and explanations in relation to the Business Intellectual Property, the Software and the Assumed Employees as SB or any such person may reasonably request, in order to satisfy SB that there has been no breach of any of the Key Warranties or for any other reasonable due diligence reasons.

3.6 If:
(a)	without prejudice to SB’s obligations under clauses 12.1 and 12.5, at least 75 per cent. by number of the Assumed Employees have not agreed to transfer their employment to the Company by the Completion Date; or

(b)	WG is in material breach of any of the Warranties as at the date of this agreement or as of any date up to the Completion Date, as if made at and as of such date; or

(c)	there is any material breach or non-fulfilment by WG of any of its obligations set out in clause 3.4;

AND in the case of clauses 3.6(b) or (c) above applying,

(i)	any breach of Warranty or non-fulfilment by WG of its obligations as set out in clause 3.4 is incapable of remedy or, if capable of remedy, is not remedied to the reasonable satisfaction of SB by WG by the Completion Date; and

(ii)	such breach has or is reasonably likely to have an adverse financial impact on any one of SB, the Company or the Joint Partnership of more than $US 1 million,

then in any such case SB shall be entitled (in addition and without prejudice to any other rights or remedies that it may have against WG under this agreement or otherwise) to elect by notice in writing to WG not to complete this agreement and this agreement shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 2.7, 2.8, 24, 26 and 29.

3.7 Notwithstanding any other provision of this agreement, if:

(a)	there shall occur any act or event which upon Completion would or might reasonably be expected to result in a breach of any of the Key Warranties were they repeated immediately prior to Completion; and

(b)	such act or event is incapable of remedy or, if capable of remedy, is not remedied to the reasonable satisfaction of SB by that date (the “Remedy Date”) being 15 business days from the date of written notice to WG, such written notice to be given within a period of 30 days from the Completion Date;

SB shall be further entitled (in addition to and without prejudice to any other rights or remedies that it may have against WG under this agreement or otherwise) to rescind this agreement following Completion. SB’s right to rescind this agreement pursuant to this clause 3.7 shall subsist for a period of 30 days from the Completion Date or if later, then for a period of two business days after the relevant Remedy Date and thereafter SB shall have no rights to rescind. If SB exercises its right to rescind this agreement pursuant to this clause 3.7, WG shall, within two business days after such rescission:

(a)	return or procure the return of such amount of the Primary Asset Consideration already paid by SB as at the date of rescission; and

(b)	re-issue or procure that the relevant member of the WG Group re-issues the Bonds to such member of the SB Group as SB shall designate, on substantially the same terms as the Bond Instrument.

3.8 Without prejudice to SB’s rights under clauses 3.6 and 3.7, WG undertakes to SB that it will notify SB forthwith in writing of any matter or thing which becomes known to it after the date hereof which is or is reasonably likely to be inconsistent with any of the Warranties or with any of the other obligations of WG under clause 3.4.

3.9 If:
(a)	SB is in material breach of any of the SB Warranties as at the date of this agreement or as of any date up to the Completion Date, as if made at and as of such date; and

(b)	any such breach or non-fulfilment by SB is incapable of remedy or, if capable of remedy, is not remedied by SB, to the reasonable satisfaction of WG, by the Completion Date;

then in any such case WG shall be entitled (in addition and without prejudice to any other rights or remedies that it may have against SB under this agreement or otherwise) to elect by notice in writing to SB not to complete this agreement and this agreement shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 2.7, 2.8, 24, 26 and 29.

3.10SB undertakes to WG that it shall notify WG forthwith in writing of any matter or thing which becomes known to it after the date hereof which is or is reasonably likely to be inconsistent with any of the SB Warranties.

3.11 If:

(a)	any litigation, proceedings or similar court action (“Proceedings”) is commenced or any material threats are made to commence such Proceedings or a court order or injunction (“Order”) is granted, which in any such case is likely to impact on WG’s ability to complete this agreement in accordance with and at the time contemplated by clause 8:

(i)	WG shall in good faith consult SB on how to proceed including whether to defend the Proceedings, take any action to lift any Order or proceed with or delay Completion; and

(ii)	if the parties agree (such agreement by any party not to be unreasonably withheld, delayed or conditioned) that WG should defend the proceedings or take steps to lift any Order, WG shall use all reasonable endeavours to resist or settle the Proceedings or as the case may be to lift the Order so as to enable Completion to take place at the time and in the manner contemplated in clause 8 or as otherwise agreed between WG and SB;

(b)	notwithstanding WG’s obligations under clause 3.11(a), an Order is made between the date of this agreement and the Completion Date which Order subsists at the time at which Completion would otherwise occur preventing WG from completing this agreement in accordance with and on the date otherwise contemplated by clause 8, then Completion shall be delayed to such future date as SB and WG shall mutually agree and failing any such agreement, this agreement shall forthwith terminate.

4.     SALE AND PURCHASE OF SB ASSET SHARE AND ANCILLARY ASSETS

4.1 Upon the terms and subject to the conditions of this agreement, WG as legal and beneficial owner and with full title guarantee shall sell, or procure the sale by the relevant member of the WG Group and SB shall purchase or procure the purchase by the relevant member of the SB Group, of the SB Asset Share at Completion (free from any Encumbrance (other than as expressly set out in the Disclosure Letter)).

4.2 SB shall pay or procure the payment by a relevant member of the SB Group of the following consideration in respect of the purchase of the SB Asset Share:

(a)	the payment to a member of the WG Group nominated by WG of an amount equal to US$10 million (less the Ancillary Asset Amount) (the “Primary Asset Consideration”) in cleared funds payable as follows:

(i)	US$ 3 million (less the Ancillary Asset Amount) at Completion in accordance with clause 8.3(a);

(ii)	subject to clause 6.3, SB shall use all reasonable efforts to pay or procure the payment of US$4 million on or before 1 March 2005 and in any event shall pay or procure the payment of at least US$3 million on or before such date; and

(iii)	subject to clause 6.3, SB shall use all reasonable efforts to pay or procure the payment of the balance of the Primary Asset Consideration as soon as practicable before 1 November 2005, but in any event will at least pay or procure the payment of the balance of the Primary Asset Consideration in three equal instalments on or before 1 September 2005, 1 October 2005 and 1 November 2005;

(b)	in addition, subject to SB (or a relevant member of the SB Group) being entitled to receive the Additional Payment as set out in clause 7.3, SB shall at Completion pay or procure the payment of a further amount to a member of the WG Group nominated by WG equal to the Additional Payment, which amount shall be settled by way of set off in accordance with clause 7.3.

4.3 If SB fails to make any payment to the relevant member of the WG Group under clause 4.2(a) by the relevant due date, it must give WG and its authorised representatives reasonable access to appropriate books, records and information and co-operate with, an independent accountant appointed by WG at SB’s cost (such cost to be reasonable) for the purpose of assessing whether SB can make the relevant payment. If the independent accountant reasonably considers that SB could pay WG all or some of the due payments if SB gave priority to payments owed to WG over any payments or commitments due to any other creditors (such priority to be over variable costs only and not fixed costs which SB is obliged to pay), SB undertakes to comply with any such reasonable recommendation to delay incurring certain financial obligations or defer payment of certain debts and give priority to the payment of the WG debt.

4.4 Upon the terms and subject to the conditions of this agreement, WG shall procure that the relevant member of the WG Group as legal and beneficial owner and with full title guarantee shall sell, and SB shall procure that the Company shall purchase the Ancillary Assets with effect from Completion free from any Encumbrance (other than as set out in the Disclosure Letter) and together with all accrued benefits and rights attached thereto.

4.5 SB shall procure that in consideration for the sale and purchase of the Ancillary Assets, the Company pays a member of the WG Group nominated by WG the Ancillary Asset Amount at Completion in accordance with clause 8.5(a).

4.6 The Sale Consideration shall be apportioned amongst the Assets and the Ancillary Assets as set out in schedule 9.

4.7 The Sale Consideration shall be exclusive of VAT, sales taxes and any other duties in any jurisdiction.

5.     CONTRIBUTION TO JOINT PARTNERSHIP

5.1 At Completion, SB shall subscribe for (or shall procure the subscription by a member of the SB Group of) a 50 per cent. interest in the Joint Partnership.

5.2 At Completion, WG shall subscribe for (or shall procure the subscription by a member of the WG Group of) a 50 per cent. interest in the Joint Partnership.

5.3 In consideration for the equal interest to be acquired by SB and WG in the Joint Partnership, as at Completion WG and SB shall each make or procure the making of the following contributions to the Joint Partnership:

(a)	SB shall contribute or procure the contribution of the SB Asset Share; and

(b)	WG shall contribute or procure the contribution of the WG Asset Share;

as legal and beneficial owner and with full title guarantee and free from any Encumbrance (other than as expressly set out in the Disclosure Letter).

6.      PAYMENT OF SALE CONSIDERATION

6.1 All payments of the Sale Consideration shall be by electronic transfer to the WG Account or such other account as may be specified in writing by WG.

6.2 By way of security for the obligation of the SB Group to pay the Sale Consideration on the terms set out in this agreement and subject to clause 6.3, SB shall at Completion enter into the Partnership Pledge in favour of a member of the WG Group nominated by WG.

6.3 The parties agree that following Completion, SB shall be entitled to withhold from the Primary Asset Consideration otherwise payable by SB under clause 4.2(a) the amount of any claim made by SB, the Joint Partnership or, as the case may be, the Company against WG in respect of a breach of any Warranty (a “Claim”) provided that:

(a)	an independent barrister (chosen jointly by SB and WG, or in the absence of agreement within 14 days of the Claim being notified to WG, nominated by the Law Society of England and Wales on application by SB on behalf of both SB and WG) of at least ten years call has opined to SB that, taking into account schedule 2 (WG limitations of liability) on the balance of probabilities the Claim is more likely than not to succeed and has also opined that the quantum of such Claim is reasonable (the cost of such barrister’s opinion being borne by SB); and

(b)	SB shall on satisfaction of the condition in clause 6.3(a), be entitled to withhold from the Primary Asset Consideration, an amount equal to the amount of the Claim, on terms that such amount withheld, is placed in a joint escrow account to be maintained in the joint names of both parties with the bank instructed to release the monies to SB, the Company, the Joint Partnership or WG (as the case may be) when the Claim is settled, interest to follow the principal paid.

6.4 If SB fails to pay in cleared funds the aggregate Sale Consideration to WG (together with any interest accruing from the due date of payment in accordance with clause 18.2) by close of business on 31 March 2006, without prejudice to any other rights or remedies which WG may have but subject always to the provisions of clause 6.3:

(a)	WG may exercise its rights under the Partnership Pledge pursuant to its terms and such exercise shall fully satisfy SB’s obligations to make further payments in respect of the Sale Consideration; and

(b)	Clause 13.3(b) of the Partnership Draft Agreement shall take effect and SB shall forthwith pay WG the Termination Payment; and

(c)	Clause 13.3(e) of the Partnership Draft Agreement shall take effect and SB shall pay WG the Annual Funding Balance in accordance with such clause; and

(d)	the SB Licence Agreement shall forthwith terminate and the parties will use their reasonable endeavours to agree a new licence of the Business Intellectual Property from the WG Group to the SB Group which shall, so far as possible, be based upon the Existing Licence Agreement, but shall have due regard to SB’s funding contributions in respect of the development and maintenance of the Business Intellectual Property from the Completion Date until the date of the exercise of the Partnership Pledge pursuant to this clause 6.4 and the amount of royalties which would otherwise have been paid to the WG Group under the terms of the Existing Licence Agreement had it continued in this period.

6.5 Other than the SB Asset Share, the WG Asset Share and the Ancillary Assets, and subject to clause 9, WG will not be deemed to sell and SB, the Joint Partnership and the Company will not be deemed to purchase under this agreement any other property, assets or rights of WG or any member of the WG Group.

6.6 The parties acknowledge that other than the liabilities expressly stated to be assumed by SB, the Company or the Joint Partnership pursuant to the provisions of this agreement and any of the other Transaction Documents, the parties agree that SB, the Company or the Joint Partnership shall not assume any other liabilities of the WG Group which have accrued in relation to any period prior to Completion.

7.     CANCELLATION OF BONDS AND CONVERSION OF THE WG SHARES

7.1 Upon the terms and subject to the conditions of this agreement, SB:

(a)	shall at Completion, procure the release of all of the WG Group’s obligations under the Bond Instrument and the surrender of the Bond certificates in accordance with clause 8.3(d) and WG shall, forthwith upon such receipt, cancel the Bonds; and

(b)	in relation to the WG Shares, irrevocably undertakes to WG:

(i)	to procure the waiving of all voting, dividend, rights to transfer or Encumber, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares (the “Waiver”);

(ii)	to procure the endorsement of the share certificates of the WG Shares as WG may reasonably request to reflect the Waiver and to deposit the share certificates in respect of such shares to WG to hold on trust for the relevant member of the SB Group;

(iii)	to take or procure the relevant members of the SB Group take any other steps reasonably necessary to effect the Waiver as WG may reasonably request;

(iv)	to procure that in the period between the date of this agreement and Completion, the relevant members of the SB Group do not sell, transfer, assign or Encumber the WG Shares,

PROVIDED THAT, such Waiver will be subject to SB’s right to rescind this agreement pursuant to clause 3.7 and will only take effect on the third business day after the expiry of the period during which SB can rescind this agreement as referred to in clause 3.7.

7.2 Upon request by WG at any time after the Waiver of the WG Shares has taken effect, SB shall procure that the WG Shares are transferred to any person(s) nominated by WG (including to WG as part of a buy back) for a consideration of $US 1 (one) or such other consideration as SB and WG may mutually agree.

7.3 WG shall at Completion, be obliged to pay or procure the payment to SB in cleared funds of a sum equal to the Additional Payment representing value for SB’s obligations and undertakings under clause 7.1 to be paid as follows. Subject only to Completion:

(a)	SB and WG hereby irrevocably agree that the amount payable to SB as referred to in clause 7.3 shall be retained by WG in satisfaction of SB’s obligation to pay the relevant member of the WG Group the sum referred to in clause 4.2(b); and

(b)	accordingly, there shall be no physical payment of the Additional Payment at Completion and (a) the relevant member of the WG Group shall be deemed to have paid the Additional Payment to SB; and (b) SB shall be deemed to have paid the relevant member of the WG Group the sum referred to in clause 4.2(b).

7.4 If the arrangements set out in clause 4.2(b) or clause 7.1 require any additional consents, SB and WG hereby agree in good faith to use their reasonable endeavours to either agree necessary amendments to such arrangements so that such consents are not required or to take reasonable steps to obtain the required consents.

8.     COMPLETION

8.1 Subject to clauses 3.2, 3.6, 3.7, 3.9, 3.11 and 8.8, Completion shall take place at the offices of SB’s Solicitors on the first business day after the Condition has been fulfilled or waived.

8.2 At Completion, WG shall:

(a)	make available and deliver (or procure the delivery) to:

(i)	SB, the SB Asset Share;

(ii)	the Joint Partnership, the WG Asset Share; and

(iii)	the Company, the Ancillary Assets,

with the intent that title in the Assets and the Ancillary Assets shall pass by and upon such delivery;

(b)	deliver (or procure such delivery) to the Joint Partnership and to the Company (if relevant):

(i)	the Business Intellectual Property Assignments duly executed by WG or a relevant member of the WG Group, which owns the Business Intellectual Property;

(ii)	duly executed copies of the Development Services Agreement, the WG IT Services Agreement and the WG Licence Agreement duly executed by WG or other relevant member of the WG Group (as the case may be);

(iii)	to provide release under seal or certificate of non-crystallisation of charge of the Encumbrances set out in documents 86, 87 and 88 attached to the Disclosure Letter duly executed by those entitled to the benefit thereof, save that if any such Encumbrance cannot be released on or prior to the Completion Date, WG shall use its reasonable endeavours to procure a release of such Encumbrance as soon as reasonably practicable;

(c)	deliver (or procure such delivery) to SB:

(i)	the Business Intellectual Property Assignments duly executed by WG or a relevant member of the WG Group, which owns the Business Intellectual Property in relation to the SB Asset Share;

(ii)	a print of the resolution of the shareholders of WG approving the Transaction; and

(iii)	a copy of the Partnership Agreement, the Development Services Agreement, the WG IT Services Agreement, the Ancillary Services Agreement, the Partnership Pledge and the Finsoft Agency Agreement duly executed by WG or other relevant member of the WG Group (as the case may be);

8.3 At Completion, SB shall:

(a)	provide for the transfer by electronic transfer of US$ 3 million (less the Ancillary Asset Amount) to the WG Account;

(b)	deliver (or procure such delivery) to WG a counterpart of the Partnership Agreement, the Development Services Agreement, the WG IT Services Agreement, the Ancillary Services Agreement and the Finsoft Agency Agreement duly executed by SB or other relevant member of the SB Group (as the case may be);

(c)	deliver to WG the executed Partnership Pledge;

(d)	surrender to WG the Bond certificates issued to Goodison Park Limited;

(e)	deliver to the Company a counterpart of the WG Licence Agreement duly executed by SB; and

(f)	deliver to the Joint Partnership the Business Intellectual Property Assignments duly executed by SB or a relevant member of the SB Group, which owns the Business Intellectual Property in relation to the SB Asset Share;

8.4 At Completion, WG and SB agree to procure that the Joint Partnership shall:

(a)	deliver to SB a duly executed copy of the SB Licence Agreement;

(b)	deliver to WG a duly executed copy of the WG Licence Agreement;

(c)	deliver to WG and SB signed counterparts of any other Transaction Documents to which it is a party;

(d)	deliver to the Company a duly executed copy of the Development Services Agreement.

8.5 At Completion the Company shall:

(a)	provide for the transfer by electronic transfer of the Ancillary Asset Amount; and

(b)	deliver to the Joint Partnership, WG and SB counterparts of the Transaction Documents to which it is a party.

8.6 At Completion, the SB, WG, the Company and the Joint Partnership shall enter into the Development Services Agreement.

8.7 At Completion, SB and WG shall procure that all the rights and obligations of the relevant members of the SB Group and the WG Group, which are parties to the Existing Licence, shall forthwith terminate and that the parties to the Existing Licence shall release each other from all or any outstanding obligations thereunder, save that SB and WG hereby agree to procure the waiver of the obligations of the relevant member of the SB Group under clause 1.6.8 thereunder. Nothing in this clause shall be construed as affecting any monetary rights or liabilities of either party to the Existing Licence which have already accrued at the date of such termination.

8.8 If in any material respect the obligations of WG pursuant to this clause 8 are not complied with on Completion, SB may (without prejudice to any other rights that it may have), and if in any material respect the obligations of SB pursuant to this clause 8 are not complied with on Completion, WG may (without prejudice to any other rights that it may have):

(a)	defer Completion to a date not more than 20 business days after Completion should have taken place but for the said default (and so that the provisions of this clause 8, apart from this clause 8.8(a) shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

(c)	terminate this agreement without prejudice to the rights and liabilities, which accrued prior to termination which, shall continue to subsist including those under clauses 2.7, 2.8, 24, 26 and 29.

9.     ACTION AFTER COMPLETION

Following Completion, each of WG and SB shall from time to time forthwith upon request from the other, at the requesting party’s cost, do or procure the doing of all acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the requesting party for the purpose of giving full effect to any matter contemplated in this agreement.

10.     CONTRACTS

10.1 From Completion, the Company shall be entitled to the benefit of the Contracts and the Company shall carry out, perform and discharge all the obligations and liabilities to be discharged under the Contracts.

10.2 If any of the Contracts cannot be assigned or novated to the Company without the consent of a third party then WG shall use all reasonable endeavours to obtain such consent. The costs of obtaining such consent shall be borne equally by SB and WG.

10.3 If a consent referred to in clause 10.2 is refused or otherwise not obtained and until it is obtained or where any of the Contracts are incapable of transfer to the Company by assignment or by other means, then so far as permitted or not prohibited under the relevant Contract:

(a)	WG shall hold such Contracts and any monies, goods or other benefits received thereunder as trustee for the Company and shall forthwith upon receipt of the same account for and pay or deliver to the Company without any deduction or withholding whatsoever all such monies, goods and other benefits;

(b)	the Company shall perform such Contracts:

(i)	(if such sub-contracting is permissible and lawful under the relevant Contract) as sub-contractor to WG; and

(ii)	where sub-contracting is not permissible, as agent for WG;

(c)	WG shall give all reasonable assistance to the Company at the Company’s cost, to enable it to enforce the rights of WG under the Contracts and shall at all times act with regard to the Contracts in accordance with SB’s reasonable instructions from time to time; and

(d)	WG shall not take any action in respect of the Contracts without the prior written approval of the Company, which approval shall not be unreasonably withheld or delayed.

10.4 Nothing in this agreement shall be construed as an attempt to assign any contract, which by its terms or by law is not assignable without a third party consent, unless such consent has been given.

10.5     WG shall indemnify the Company against all actions, proceedings, costs, damages, claims and demands in respect of any act or omission on the part of the WG Group in relation to the Contracts on or before the Completion Date.

10.6 The Company shall indemnify WG against all actions, proceedings, costs, damages, claims and demands in respect of any act or omission on the part of the Company in relation to the Contracts after the Completion Date.

11.     APPORTIONMENTS

11.1 Other than the Employee Accrued Liabilities, all periodical charges and periodical outgoings related to the Assets and the Ancillary Assets including but not limited to rents, rates, non-customer rebates, gas, electricity, telephone and water charges and all liabilities in relation to salaries, wages, employee bonus entitlements, shall be apportioned on a time basis so that such part of the relevant charges attributable to the period ending on Completion shall be borne by WG and such part of the relevant charges attributable to the period commencing on the day immediately following Completion shall be borne by the Company and/or the Joint Partnership (as the case may be) (provided that any such charges and periodical outgoings which are chargeable by reference to the extent of the user of any property or rights shall be apportioned to the extent known between WG and the Company and/or the Joint Partnership (as the case may be) according to the extent of such user). All rents, licence fees, royalties and other periodical receipts relating to the Assets and the Ancillary Assets shall be apportioned between WG and the Company and/or the Joint Partnership (as the case may be) on a like basis.

12.     EMPLOYEES

12.1 SB, WG and the Company agree to work together in good faith to approach the Assumed Employees prior to Completion and endeavour to get such employees to accept employment contracts with the Company as of the Completion Date. In relation to this, SB and the Company undertake to the WG Group that prior to Completion the Company will offer the Assumed Employees employment as from Completion on terms and conditions of employment and other benefits that together are no less favourable than those enjoyed by them on the day prior to the Completion Date, save that:

(a)	the existing non-compete provisions in the service contracts relating to the Assumed Employees may be required to be amended to the extent reasonably required by any applicable law so as to enable enforcement of such non-compete provisions against any Assumed Employee following Completion; and

(b)	to the extent that the existing service arrangements with Inphinity in respect of any Assumed Employee do not contain termination terms, SB shall introduce a termination policy of two weeks’ notice for every year of service (taking into account any past service of such Assumed Employee with Inphinity), or payment in lieu thereof, in respect of such Assumed Employee.

12.2 WG undertakes to SB that it shall procure that Inphinity does not without the prior consent of SB (such consent not to be unreasonably withheld or delayed), prior to Completion:

(a)	transfer any Assumed Employee to work wholly or mainly in another part of its business;

(b)	save for annual salary increases in the ordinary course, not exceeding three per cent. per annum, increase the salary or other benefits payable to any Assumed Employee;

(c)	employ or engage any senior employee;

(d)	employ or engage any other person for the Purpose other than on terms substantially similar to the terms of employment applicable to the current Assumed Employees and provided that the number of Assumed Employees at Completion will not exceed 65, and their annual aggregate salaries does not exceed $ US 4 million as at the date of Completion;

(e)	send any Assumed Employee on secondment other than in the normal course of its business; or

(f)	terminate the employment of any Assumed Employee other than for cause.

12.3 WG shall provide SB with a bi-monthly update on any changes to the list of Assumed Employees, and subject to clauses 12.2 and 12.4 and provided that all such changes have occurred in the normal course of business, the list of Assumed Employees will be updated to incorporate any additions and deletions as at Completion.

12.4 If any Assumed Employee with an annual remuneration of more than $US 75,000 gives notice to terminate his employment at any time from the date of this agreement up to and including the Completion Date, WG shall forthwith notify SB in writing and shall consult SB prior to WG or Inphinity taking any action in respect thereof.

12.5 WG and SB shall use their reasonable endeavours to procure the smooth transfer of the Assumed Employees to the Company at Completion. Subject to clause 12.2(f), the costs of any termination or redundancy payment payable to any Assumed Employee in respect of such transfer shall be borne equally by SB and WG. The Company shall bear the costs of the Employee Accrued Liabilities up to a maximum amount of US$ 250,000 and any costs in excess of this amount shall be for WG’s account.

12.6 Subject to clause 12.5, WG shall discharge and hereby undertakes to indemnify the Company against all liabilities, obligations, costs, claims and demands arising from or in respect of:

(a)	any of the Retained Employees; and

(b)	any act or omission on the part of Inphinity in relation to any of the Assumed Employees on or before Completion.

12.7 SB and the Company undertake to WG under clauses 12.7(a) and (b) and SB undertakes to WG under clause 12.7(c) that:

(a)	as from Completion, the terms and conditions of employment and other benefits enjoyed by the Assumed Employees will together at no time be less favourable than those enjoyed by them on the day prior to the Completion Date; and

(b)	subject to WG complying with its obligations at clause 12.2, the Company shall not, for a period of two years from the Completion Date, carry out any redundancies which may affect any Assumed Employee or otherwise directly or constructively dismiss any Assumed Employee (otherwise than for gross misconduct, fraud or with the express consent of any ‘B’ Director (and WG shall procure that such consent will not be unreasonably withheld or delayed)); and

(c)	SB shall not and shall procure that the Company shall not breach its obligations under this clause 12.7.

13.     WARRANTIES, INDEMNITIES AND CONTRIBUTIONS

13.1 WG warrants to SB, the Company and the Joint Partnership as at the date of this agreement in the terms of the Warranties contained in part 1 of schedule 1. SB warrants to WG as at the date of this agreement in the terms of the SB Warranties.

13.2 Any information supplied by any Assumed Employee to WG or its agents or accountants, solicitors or other advisers in connection with the Warranties, the Disclosure Letter or otherwise in relation to the Assets and the Ancillary Assets shall not constitute a representation or warranty or guarantee as to the accuracy thereof by such Assumed Employee and WG undertakes to the Company, SB, the Joint Partnership and each such Assumed Employee that it will not bring any and all claims which it might otherwise have against such Assumed Employee in respect thereof, save in the case of fraud.

13.3 Subject to Clause 3.7, the sole remedy of SB, the Company and the Joint Partnership in respect of any breach of any of the Warranties shall be damages and they acknowledge that they shall have no right to rescind this agreement for breach of any of the Warranties.

13.4 Each of the Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this agreement, following Completion.

13.5 The liability of WG under the Warranties and other provisions of this agreement shall be limited as set out in schedule 2.

13.6 The parties acknowledge and agree that:

(a)	subject to the warranty at paragraph 3.1 of schedule 1, the WG Group is providing the Software on an “as is” basis in its present state and condition and makes no guarantee, warranty or representation concerning the condition, performance, merchantability, satisfactory quality, fitness for purpose or the Software being free from defects, bugs or error free;

(b)	apart from the Warranties and the express provisions of this agreement, no other representations, warranties or undertakings, written or oral, express or implied, statutory or otherwise (including but not limited to the warranties, terms or conditions as to satisfactory quality, fitness for purpose but not including the implied warranty or condition as to title), are made by or on behalf of WG in connection with the Assets and the Ancillary Assets, and all such other representations, warranties or undertakings are hereby excluded to the fullest extent permitted by law, except in the case of fraud.

13.7 Any Warranty expressed to be given “to the best of WG’s knowledge and belief” or “so far as WG is aware” or otherwise qualified by reference to the knowledge of WG, shall be deemed to include the facts, matters and circumstances known by James Grossman, David Naismith or Daniel Moran. In this context “known” shall mean actually known or which should reasonably have been known if such persons had made reasonable enquiry of appropriate employees and advisers of the WG Group.

13.8 References in the Warranties to WG shall be deemed to mean WG or the relevant members of the WG Group, as the case may be.

14.     DEVELOPMENT PLAN

14.1 SB and WG shall use reasonable endeavours to agree the first Development Plan on the terms of the Summary Development Plan as soon as reasonably practicable after the date hereof of this agreement, but the parties acknowledge and agree that Completion is not conditional on the first Development Plan having been agreed.

14.2 Pending Completion, and for the purposes of assisting SB to agree the first Development Plan, SB and any person authorised by it shall be given such access to the Assets, the Ancillary Assets, the books and records and the directors and employees of the WG Group as SB may from time to time reasonably request and WG undertakes to instruct such directors and employees promptly to give all such information and explanations in relation to the Assets, Ancillary Assets and the Costs as SB or any such person may reasonably request for such purpose.

15.     LIABILITY

15.1 In consideration for WG entering into this agreement, SB hereby accepts that the obligation of any member of the SB Group to pay any part of the Sale Consideration (including interest) to WG is given jointly and severally by SB and such member of the SB Group.

15.2 SB agrees to indemnify and keep indemnified WG against any claims that WG may have against the Company or the Joint Partnership pursuant to the terms of this agreement which the Company or the Joint Partnership cannot satisfy due to SB failing to perform its obligation to fund the Company or the Joint Partnership in accordance with and pursuant to the Development Services Agreement and the Partnership Agreement.

16.     ANNOUNCEMENTS

16.1 No party shall disclose the making of this agreement nor its terms (except those matters set out in the press release, the Announcement and the Circular in the agreed terms) and each party shall procure that each of its Related Persons and its professional advisers shall not make any such disclosure without the prior consent of the other party unless disclosure is:

(a)	to its professional advisers; or

(b)	required by law, the rules or standards of the London Stock Exchange, the UK Listing Authority, NASDAQ, the US Securities & Exchange Commission or the rules and requirements of any other regulatory body in any jurisdiction:

(i)	after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party to the extent permitted by applicable law; and

(ii)	required by law, the rules or standards of the London Stock Exchange, the UK Listing Authority, NASDAQ, the US Securities & Exchange Commission or the rules and requirements of any other regulatory body or as otherwise agreed between the parties, provided that this clause 16.1 does not apply to any announcements containing only information which has become generally available.

16.2 The restrictions contained in clause 16.1 shall apply without limit of time and whether or not this agreement is terminated.

17.     ASSIGNMENT

17.1 Subject to clauses 17.2 and 17.3, this agreement is personal to the parties and accordingly no party, without the prior written consent of the others, shall assign, transfer or declare a trust of the benefit of all or any of any other party’s obligations nor any benefit arising under this agreement, and neither shall any party delegate any of its obligations under this agreement or subcontract their provision to any third party or agent whatsoever.

17.2 SB may (without the consent of WG) assign to any member of SB’s Group the benefit of all or any of WG’s obligations or any benefit SB enjoys under this agreement provided however that such assignment shall not be absolute but shall have effect only for so long as the assignee remains a member of SB’s Group and that immediately before ceasing to be a member of SB’s Group the assignee shall assign the benefit to a member of SB’s Group. Notwithstanding such assignment by SB, SB shall continue to be liable for all of its obligations and undertakings in this agreement on a joint and several basis with the assignee.

17.3 WG may (without the consent of SB) assign to any member of WG’s Group the benefit of all or any of SB’s obligations or any benefit WG enjoys under this agreement provided however that such assignment shall not be absolute but shall have effect only for so long as the assignee remains a member of WG’s Group and that immediately before ceasing to be a member of WG’s Group the assignee shall assign the benefit to a member of WG’s Group. Notwithstanding such assignment by WG, WG shall continue to be liable for all of its obligations and undertakings in this agreement on a joint and several basis with the assignee.

18.     INTEREST AND COSTS

18.1 Unless expressly otherwise provided in this agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with this agreement.

18.2 If any payment or instalment due under this agreement is late or in default, without prejudice to any other right or remedy which the party that is due the payment may have, interest will be due at the rate of 4 per cent. per annum above the base rate of Barclays Bank plc from time to time from the due date until the date of actual payment after as well as before any judgment.

19.     EFFECT OF COMPLETION

19.1 The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

19.2    The remedies of the Company, the Joint Partnership and SB in respect of any breach of any of the Warranties and the remedies of WG in respect of any breach of any of the SB Warranties shall continue to subsist notwithstanding Completion.

20.     ENTIRE AGREEMENT

20.1 Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	this agreement together with the Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)	neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor has any such party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

PROVIDED THAT the provisions of this clause 20 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party’s Related Persons or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

21.     VARIATIONS

This agreement may be varied only by a document signed by or for and on behalf of each of WG and SB.

22.     WAIVER

22.1 A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

22.2 No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

22.3 Other than as expressly provided in this agreement, the rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

23.     INVALIDITY

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

23.1 the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

23.2 the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

24.     NOTICES

24.1 Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first-class post (air mail if posted to or from a place outside the United Kingdom):

In the case of SB to:
Transworld House
82-100 City Road
London EC1Y 2BJ
Fax: 0207-251-7270
Attention: Company Secretary

In the case of WG to:
Minerva House
5 Montague Close
London SE1 9BB
Fax: 0207-403-4221
Attention: Company Secretary

with copies to:
the Chairman of WG at 1100, One Maritime Plaza, San Francisco, 94111;

the chief executive officer of WG at 1401, West 8th Avenue, 4th Floor, Vancouver, VC, Canada, B6H WH1C9; and

WG’s solicitors at Minerva House, 5 Montague Close, London SE1 9BB;

In the case of the Company to its registered office, with a copy to SB (if a notice is sent by the WG Group).

In the case of the Joint Partnership to its registered office, with a copy to SB (if a notice is sent by the WG Group) or with a copy to WG (if a notice is sent by the SB Group)

and shall be deemed to have been duly given or made as follows:

(a)	if personally delivered, upon delivery at the address of the relevant party;

(b)	if sent by first class post, two business days after the date of posting;

(c)	if sent by air mail, five business days after the date of posting; and

(d)	if sent by fax, when despatched;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. on a business day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next business day.

24.2 A party may either nominate agents for service or may for receipt of any notices notify the other party to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause 24.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five business days after the date on which notice is given, the date falling five business days after notice of any such change has been given.

25.     COUNTERPARTS

This agreement may be executed in any number of counterparts, which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

26.     DISPUTE RESOLUTION

26.1 If any dispute or controversy of whatever nature arises out of or in any way relating to this agreement or its formation (“Dispute”), SB and WG shall use their best endeavours to resolve the dispute within 15 business days of such Dispute arising.

26.2 If the Dispute cannot be resolved as set out in clause 26.1, then either WG or SB may give written notice to the other (the “Dispute Notice”) to refer the dispute to the respective chairmen of SB and WG. The chairmen will use their best endeavours to resolve the Dispute within 20 business days of the date of the Dispute Notice.

26.3 If the Dispute cannot be resolved in accordance with clause 26.2, then the parties will attempt to settle it by mediation in accordance with the CEDR Model Mediation Procedure. Unless otherwise agreed between the parties, the mediator will be nominated by CEDR. To initiate the mediation a party must give notice in writing (“ADR notice”) to the other party(ies) to the dispute requesting a mediation. A copy of the request should be sent to CEDR.

26.4 If the Dispute is not settled by mediation within 21 days of commencement of the mediation or within such further period as the parties may agree in writing (the “Mediation Term”), then subject to clause 26.5, the Dispute shall be referred to and finally resolved by the English courts as set out in clause 29.

26.5 After the expiry of the Mediation Term, the party who has served the Dispute Notice shall have five business days in which it may elect to have the Dispute referred to and finally resolved by arbitration in accordance with the Arbitration Rules of the London Court of International Arbitration (the “LCIA”) and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Such election shall be made by sending a written notice (“Election Notice”) to the other party(ies) within five business days after the expiry of the Mediation Term (“Election Period”). During the Election Period the recipient(s) of the Dispute Notice undertake(s) not to issue any proceedings in relation to the Dispute. The parties agree that upon service of the Election Notice within the Election Period:

(a)	each party shall accept arbitration as the appropriate forum to resolve the Dispute in question and each party irrevocably waives any objection which it might at any time have to arbitration being the forum to hear and decide the Dispute and agrees not to claim that arbitration is not a convenient or appropriate forum for the resolution of the Dispute and further irrevocably agrees that any award by the arbitrator shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction;

(b)	the number of arbitrators shall be one, to be appointed in accordance with the LCIA Rules. The arbitrator shall be nominated by agreement between the parties or failing such agreement shall be chosen by the LCIA and shall be an English barrister or solicitor of not less than 15 years’ call or qualification;

(c)	the place of arbitration shall be London, England;

(d)	the language of the arbitration shall be English;

(e)	any question as to the substantive jurisdiction of the tribunal may be referred by either party to an English court in accordance with section 32 of the English Arbitration Act 1996;

(f)	either party may apply to the arbitrator seeking interim injunctive relief until the arbitration award is rendered or the Dispute is otherwise resolved. Either party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal (or pending the arbitral tribunal’s determination of the merits of the controversy) save that no such application may be made to the court before making the election to arbitrate as set out above; and

(g)	the award shall be made within nine months of the filing of the Election Notice, and the arbitrator(s) shall agree to comply with this schedule before accepting appointment. However, this time limit may be extended by agreement of the parties or by the arbitrator(s) if necessary.

27.     NO CONFLICTS

In the event of any ambiguity or discrepancy between any provision in this agreement and any provision in any of the other Transaction Documents, the provision in this agreement shall prevail.

28.     PARENT COMPANY GUARANTEE

28.1 SB irrevocably and unconditionally:

(a)	guarantees to each member of the WG Group which is a party to any of the Transaction Documents, the due and punctual performance and observance by each member of the SB Group of all its obligations under the Transaction Documents;

(b)	undertakes to indemnify the WG Group against all losses, damages, costs and expenses incurred:

(i)	as a result of any failure by the SB Group to perform and/or observe any of its obligations under the Transaction Documents; or

(ii)	if the guarantee given under clause 28.1(a) becomes unenforceable, illegal or invalid.

28.2 WG irrevocably and unconditionally:

(a)	guarantees to each member of the SB Group which is a party to any of the Transaction Documents, the due and punctual performance and observance by each member of the WG Group of all its obligations under the Transaction Documents;

(b)	undertakes to indemnify the SB Group against all losses, damages, costs and expenses incurred:

(i)	as a result of any failure by the WG Group to perform and/or observe any of its obligations under the Transaction Documents; or

(ii)	if the guarantee given under clause 28.2(a) becomes unenforceable, illegal or invalid.

29.     GOVERNING LAW AND JURISDICTION

29.1 This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

29.2 Subject to clause 26.5, each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings which may arise out of or in connection with this agreement (“Proceedings”), and/or to settle any Disputes, and for these purposes each party irrevocably submits to the jurisdiction of the courts of England.

29.3 Subject to clause 26.5, each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 29 shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

30.     THIRD PARTY RIGHTS

30.1 Any person (other than the parties to this agreement) who is given any rights or benefits under clauses 13.2 and 28 (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

30.2 Save as provided in clause 30.1 above the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.

30.3 The parties may, amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

30.4 Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

IN WITNESS whereof this agreement has been executed as a deed on the date first above written.

SCHEDULE 1

Part 1

Warranties

1.     WG’S CAPACITY

1.1 Authorisations

WG has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each Transaction Document.

1.2 Proper Execution

WG’s obligations under this agreement and each Transaction Document and any other document to be executed at or before Completion are or when the relevant document is executed, will be enforceable in accordance with their terms.

1.3 Incorporation and Existence

        WG is a limited company incorporated under English law and has been in continuous existence since incorporation.

2.     COSTS

The costs incurred by the WG Group in carrying out the Purpose (including using the Assets and the Ancillary Assets) (the “Costs”) in the 12 month period immediately prior to the date of this agreement do not exceed US$4,500,000. WG is not aware of any circumstances which are likely to materially (and “materially” for the purposes of this clause shall mean any increases greater than US$ 5,000) increase the Costs of carrying out the Purpose (using the Assets and the Ancillary Assets) beyond US$4,500,000, if carried out in the 12 month period following Completion in the manner and to the extent carried on by WG in 12 month period immediately prior to the date of this agreement.

3.    ASSETS

3.1 Title and Condition

(a)	Other than as specifically set out in the Contracts, there are no Encumbrances, nor has WG agreed to create any Encumbrance, over any part of the Assets and Ancillary Assets and other than as specifically set out in the Contracts each Asset and Ancillary Asset used (tangible or intangible) is:

(i)	legally and beneficially owned by WG’s Group; and

(ii)	where capable of possession, in the possession of WG’s Group.

(b)	WG’s Group owns each asset (tangible or intangible) reasonably necessary for the operation of the Purpose as currently and recently conducted by the WG Group, has not disposed of or entered into any arrangement to dispose of any such asset, and all such assets are included within the Assets and Ancillary Assets and without limitation no material rights relating to or required for the Purpose are owned or otherwise enjoyed by or on behalf of any member of the WG Group or any third party which are not proposed to be acquired by the Company or the Joint Partnership under this agreement.

(c)	The Assets and Ancillary Assets together with the rights conferred under or pursuant to this agreement will enable the Company and the Joint Partnership to continue the Purpose after Completion in all respects (other than any minor or non-material respect) in the same way as it was run by WG in the 6 month period prior to the date of this agreement.

3.2 Hire Purchase and Leased Assets

Copies of any bill of sale or any hiring or leasing agreement, hire purchase agreement, credit or conditional sale agreement, agreement for payment on deferred terms or any other similar agreement relating to any of the Assets or Ancillary Assets are annexed to the Disclosure Letter.

4.     INTELLECTUAL PROPERTY

4.1 General

(a)	The WG Group is the sole and absolute legal and beneficial owner of the Business Intellectual Property and if registered or subject to an application for registration, has been registered as the proprietor of or is the applicant for registration of such Business Intellectual Property.

(b)	Other than the licences, consents or agreements relating to the Business Intellectual Property granted to customers of WG as set out in the Disclosure Letter, the Business Intellectual Property is free from Encumbrances and in the case of confidential information, free from any disclosure obligation and the Business Intellectual Property is subsisting, valid, exercisable and enforceable.

4.2 Renewals/Maintenance

(a)	All registration and renewal fees have been paid in relation to the registered Business Intellectual Property and all procedural steps have been or are being taken diligently for the prosecution and maintenance of the registered and applied for Business Intellectual Property.

(b)	All taxes and other payments have been made in respect of Business Intellectual Property in relation to the Purpose and all governmental approvals have been obtained wherever necessary for the exercise of the Business Intellectual Property in relation to the Purpose.

4.3 Sufficiency

The Business Intellectual Property and the Business IP Licences are all the Intellectual Property reasonably necessary for the operation of the Purpose as it was carried out by WG in the 6 month period prior to the date of this agreement.

4.4 Software

The source code for the Software is owned by and to the best of WG’s knowledge is in the sole possession of the WG Group and since 11 April 2003 to the best of WG’s knowledge has not been disclosed to any other person, other than pursuant to escrow arrangements with reputable independent escrow agents on their standard terms and conditions.

4.5 Licences

(a)	The terms of all material licences or rights which have been granted by or to WG relating to the Business Intellectual Property and Intellectual Property of third parties, used by the WG Group for the Purpose, are set out in the Disclosure Letter and save as disclosed neither WG nor any member of the WG Group is obliged to enter into any such further licence, consent or agreement relating to the Purpose. So far as WG is aware, there has been or is no breach nor is there any fact or matter, which would or may create a breach of such licences or undertaking.

(b)	The terms of any order given or measure imposed by a court or other body of competent jurisdiction relating to the Business Intellectual Property against or in favour of WG or any member of WG’s Group are set out in the Disclosure Letter and there is no breach of any such orders.

4.6 Infringement

(a)	So far as WG is aware, the use by the WG Group of the Business Intellectual Property does not and is not likely to infringe and the processes or methods employed and services provided as part of the Purpose do not infringe the Intellectual Property of any other person.

(b)	No proceedings claims or complaints have been brought or threatened in writing by any third party or competent authority in relation to the Business Intellectual Property including any concerning title, subsistence, validity or enforceability or grant of any right or interest in such Intellectual Property.

(c)	So far as WG is aware, no third party is infringing or misusing or threatening to infringe or misuse the Business Intellectual Property.

(d)	WG’s Group is not subject to any injunction, undertaking or court order or order of any other authority of competent jurisdiction not to use or restricting the use of any Business Intellectual Property.

4.7 Confidential Agreements

Save as disclosed, since 11 April 2003, no member of WG’s Group has entered into any confidentiality or other agreement or is subject to any duty which restricts the free use or disclosure of any information used in relation to the Purpose and there is no breach of any such agreement or duty.

4.8 Existing Licence

The Software includes all software which is owned by the WG Group and used, provided or licensed to any member of the SB Group under the Existing Licence. For the avoidance of doubt, this warranty does not apply to any software used, provided or licensed to any member of the SB Group under the Existing Licence which is licensed by the WG Group from any third party.

5.     EFFECT OF SALE

The transfer of the Assets or the Ancillary Assets by WG pursuant to this agreement will not result in a breach of, or give rise to an event of default under, or require the consent of a person under, or enable a person to terminate, an agreement, arrangement or obligation to which the WG Group is a party in relation to the Purpose.

6.     CONTRACTUAL MATTERS

6.1 Validity of Agreements

(a)	All of the material agreements, arrangements or obligations entered into by the WG Group relating to the Assets, Ancillary Assets in connection with the Purpose are listed at schedule 6 and the terms of all such Contracts are set out in or attached to the Disclosure Letter.

(b)	WG has no knowledge of the invalidity of, or a ground for termination, avoidance or repudiation of any Contract. No party with whom WG has entered into any Contract has given notice of its intention to terminate, or has sought to repudiate or disclaim such Contract.

(c)	So far as WG is aware, no party with whom WG has entered into any Contract is in material breach of the Contract.

(d)	WG is not in material breach of any Contract.

7.     PERMITS

7.1 Compliance with Permits

WG has obtained and complied with the terms and conditions of each Permit that is material to the operation of the Purpose as carried on by the WG Group prior to the date of this agreement (full and accurate details of which are contained in the Disclosure Letter).

7.2 Status of Permits

There are no pending or threatened proceedings which might in any way affect any Permit that is material to the operation of the Purpose and WG is not aware of any other reason why any of them should be suspended, threatened or revoked or be invalid.

8.     INSOLVENCY

8.1 Winding up

No order has been made, petition presented or resolution passed for the winding up of WG or for the appointment of a provisional liquidator to WG.

8.2 Administration

WG has not been and is not in administration (as defined in Schedule B1 of the Insolvency Act 1986) and no step (including but without limitation the service of any notice or the filing of document(s)) has been taken under Schedule B1 of the Insolvency Act 1986 by any person to place WG in administration.

8.3 Receivership

No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of the Assets or the Ancillary Assets.

8.4 Compromises with creditors

(a)	No voluntary arrangement under section 1 of the Insolvency Act 1986 has been proposed or approved in respect of WG.

(b)	No compromise or arrangement under section 425 of the Companies Act 1985 has been proposed, agreed to or sanctioned in respect of WG.

(c)	WG has not entered into any compromise or arrangement with its creditors or any class of its creditors generally.

8.5 Insolvency

WG is not unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to “if it is proved to the satisfaction of the court that” in section 123(1)(e) and 123(2)).

8.6 Distress etc.

        No distress, execution or other process has been levied on an asset of WG.

8.7 Striking Out

No action is being taken by the Registrar of Companies to strike WG off the register under section 652 of the Companies Act 1985.

9.     LITIGATION AND COMPLIANCE WITH LAW

9.1 Litigation

(a)	There has not been for the period between 11 April 2003 and the date of this agreement, and there is no current civil, criminal, arbitration, administrative or other proceeding in any jurisdiction (“Proceeding”) involving or relating to the Assets, the Ancillary Assets, the Assumed Employees or the Purpose. No Proceeding is pending or, so far as WG is aware, threatened in relation to the Assets, the Ancillary Assets, the Assumed Employees or the Purpose by or against WG.

(b)	So far as WG is aware, no matter exists which might give rise to a Proceeding involving or relating to the Assets, the Ancillary Assets, the Assumed Employees or the Purpose.

(c)	There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency which would prejudice the transfer of the Assets and the Ancillary Assets pursuant to this agreement.

10.     ASSUMED EMPLOYEES

10.1 Remuneration and Benefits

The summary particulars of the Assumed Employees annexed to the Disclosure Letter setting out the remuneration and other benefits:

(a)	actually provided; or

(b)	which Inphinity is bound to provide (whether now or in the future)

to the Assumed Employees are true and complete in all material respects and include particulars of and details of participation in all profit sharing, incentive, bonus, commission, share option, medical, permanent health insurance, directors’ and officers’ insurance, travel, car, redundancy and other benefit schemes, arrangements and understandings (the “Schemes”) operated for all or any Assumed Employees or their dependants and any payments in connection with the termination of any office or employment, in each case whether legally binding on Inphinity or not.

10.2 Particulars of Assumed Employees

The particulars of all Assumed Employees annexed to the Disclosure Letter show the names, job title, remuneration and other benefits, date of commencement of employment, date of birth and period of continuous employment of every Assumed Employee. WG has not made, announced or proposed any changes to the remuneration or other benefits of any Assumed Employees and WG is under no obligation to make any such changes with or without retrospective operation.

10.3 Terms and Conditions

(a)	The Disclosure Letter contains copies of all the:

(i)	standard terms and conditions, staff handbooks and policies which apply to Assumed Employees and identifies which terms and conditions apply to which employees; and

(ii)	terms of employment which apply to the Assumed Employees and which are variations from the standard terms and conditions.

(b)	All Assumed Employees have received a written statement of particulars of their employment. The terms of employment or engagement of all Assumed Employees are such that their employment or engagement may be terminated by not more than two weeks’ notice for each year of service given at any time without liability for any payment including by way of compensation or damages (except for claims based on prohibited discrimination by the employer).

10.4 Claims by Employees

To the best of WG’s knowledge, no Assumed Employee has any material claim or action against Inphinity (or WG), including (but not limited to) any claim:

(a)	in respect of any accident or injury which is not fully covered by insurance; or

(b)	for breach of contract of services or for services; or

(c)	for loss of office or arising out of or connected with the termination of his office or employment (including any redundancy payment).

10.5 Industrial Relations

(a)	No Assumed Employees are members of a trade union, staff association or any other body representing workers and there is no trade union recognised in relation to any of the Assumed Employees.

(b)	The Disclosure Letter contains copies of and full details of all rights and liabilities relating to any Assumed Employees pursuant to any collective agreements (whether with a trade union, staff association or any other body representing workers and whether legally binding or not) concerning the Purpose.

(c)	Within the twelve months preceding the date hereof Inphinity has not been engaged or involved in any trade dispute with any Assumed Employee, trade union, staff association or any other body representing any Assumed Employee and so far as WG is aware, no event has occurred which is likely to give rise to any such dispute and no industrial action involving Assumed Employees, official or unofficial, is now occurring or threatened nor has any industrial relations or employment matter been referred either by Inphinity or any Assumed Employee or by any trade union representing any of the Assumed Employees for advice, conciliation or arbitration.

10.6 Records

Inphinity has maintained adequate, suitable and up to date records regarding the service of each of the Assumed Employees.

10.7 Notice of Termination, Leave of Absence and Future Employees

No Assumed Employee:

(a)	has given or received notice to terminate his employment;

(b)	is on secondment, maternity leave or absent on grounds of disability, long term sickness or other leave of absence other than annual leave; or

(c)	is subject to a current disciplinary warning or procedure

and there are no outstanding offers of employment or engagement to work in respect of the Purpose and no person has accepted such an offer but not yet taken up the position accepted.

10.8 Payment up to Completion

Amounts owing or agreed to be loaned or advanced by any member of the WG Group to any Assumed Employee (including any amounts representing remuneration for accrued holiday pay or maternity leave) do not exceed $250,000 as at the date of this agreement and as at the Completion Date.

10.9 Employees involved in the Purpose

(a)	The Assumed Employees are all employed by Inphinity and work wholly or mainly in connection with the Purpose. Other than the Assumed Employees and the Retained Employees there are no other persons employed wholly or mainly in connection with the Purpose;

(b)	No material changes have been made to the terms or conditions of employment of any Assumed Employee with or without his consent and whether in writing or otherwise in the last 12 months;

(c)	No Assumed Employee has indicated any objection to being employed by the Company, or as far as WG is aware no such objection is pending or threatened.

11.     TAXATION

No member of the WG Group, which is involved in the Purpose or which owns the Assets or Ancillary Assets or employs the Assumed Employees is liable to tax in any jurisdiction other than the jurisdiction in which it is incorporated or any other jurisdiction in which it has or has ever had a permanent establishment.

12.     PENSIONS

12.1      Other than statutory obligations to make pension contributions, which have been complied with, WG does not have any pension schemes in place in respect of the Assumed Employees and WG does not confer any other pension benefits upon the Assumed Employees nor are any of the Assumed Employees members of any pension scheme operated by the WG Group.

12.2     None of the Assumed Employees are entitled to any accrued bonus entitlements.

13.     ORACLE LICENCE

The licence agreement disclosed at tabs 69, 70, 71 and 72 of the disclosure bundle attached to the Disclosure Letter is in full force and on the same terms and conditions between Inphinity and Oracle Corporation Canada Inc. as disclosed.

Part 2

SB Warranties

1. SB’S CAPACITY

1.1 Authorisations

SB has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each Transaction Document.

1.2 Proper Execution

SB’s obligations under this agreement and each Transaction Document and any other document to be executed at or before Completion are or when the relevant document is executed, will be enforceable in accordance with their terms.

1.3 Incorporation and Existence

SB is a limited company incorporated under English law and has been in continuous existence since incorporation.

2. INSOLVENCY

2.1 Winding up

No order has been made, petition presented or resolution passed for the winding up of SB or for the appointment of a provisional liquidator to SB.

2.2 Administration

SB has not been and is not in administration (as defined in Schedule B1 of the Insolvency Act 1986) and no step (including but without limitation the service of any notice or the filing of document(s)) has been taken under Schedule B1 of the Insolvency Act 1986 by any person to place SB in administration.

2.3 Compromises with creditors

(a)	No voluntary arrangement under section 1 of the Insolvency Act 1986 has been proposed or approved in respect of SB.

(b)	No compromise or arrangement under section 425 of the Companies Act 1985 has been proposed, agreed to or sanctioned in respect of SB.

(c)	SB has not entered into any compromise or arrangement with its creditors or any class of its creditors generally.

2.4 Insolvency

SB is not unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to “if it is proved to the satisfaction of the court that” in section 123(1)(e) and 123(2)).

2.5 Distress etc.

No distress, execution or other process has been levied on an asset of SB.

2.6 Striking Out

No action is being taken by the Registrar of Companies to strike SB off the register under section 652 of the Companies Act 1985.

SCHEDULE 2

WG’s Limitations on Liability

1.     TIME LIMIT FOR CLAIMS

1.1 Save in the case of any claim or action based upon fraud, including without limitation fraudulent concealment by WG, WG shall not be liable in respect of a claim under the Warranties (but excluding Warranty 1 of Part 1 of schedule 1 and) unless written notice of such claim setting out reasonable details of the relevant claim is served upon WG in the case of a claim under:

(a)	the Warranties set out at clause 3.1(a) of part 1 of schedule 1 by not later than 5.00 p.m. on the third anniversary of Completion;

(b)	in the case of the Warranties set out at clause 11 of Part 1 of schedule 1, by no later than 5.00 p.m. on the day one month after the seventh anniversary of Completion; and

(c)	any of the other Warranties, by no later than 5.00 p.m. on the first anniversary of Completion.

1.2 The liability of WG shall further determine in respect of any claim under the Warranties (but excluding Warranty 1 of Part 1 of schedule 1 and) notified in accordance with paragraph 1.1 above (if such claim has not previously been satisfied, settled or withdrawn):

(i)	where the claim is based upon what at the time of service of the notice is a contingent liability, if legal proceedings in respect of such claim have not been commenced within six months of such claim ceasing to be contingent; or

(ii)	if, the Company, the Joint Partnership or SB (as the case maybe) having taken action at the request of WG pursuant to and in accordance with paragraph 5 of this schedule 1 in connection with such claim, the Company, the Joint Partnership or SB (as the case may be) ceasing to take such action (as the case may be) (other than as a result of a breach of WG of its obligations under such paragraph 5); or

(iii)	with regard to any other claim if legal proceedings in respect of such a claim have not been commenced within 12 months of the service of the notice referred to in paragraph 1 above in relation to that claim.

2.      MONETARY LIMIT ON CLAIMS

2.1 Save in the case of any claim or action based upon fraud, including without limitation, fraudulent concealment by WG, WG shall not be liable in respect of a claim under the Warranties (but excluding Warranties 1, 2 and 10.8 of Part 1 of schedule 1) unless and until:

(a)	the liability determined in respect of any substantiated claim (excluding interest and costs) exceeds US$ 100,000 and if it does exceed that figure then WG shall be liable for the whole amount and not just the excess; and

(b)	the aggregate amount of all such substantiated claims (excluding interest and costs) against WG exceeds US$1 million in which event WG’s liability shall be for the total amount of such substantiated claims and shall not be limited to the excess;

AND

(c)	WG shall not be liable in respect of any claim under Warranty 2 of Part 1 of schedule 1 unless and until the liability determined in respect of all and any substantiated claims for breach of such Warranty (excluding interest and costs) exceed(s) US$ 450,000 and if any and all claims do exceed that figure then WG shall be liable for the whole amount and not just the excess;

PROVIDED THAT:

(d)	(save in the case of fraud or fraudulent concealment) the aggregate liability of WG in respect of all claims under the Warranties shall not in any circumstances exceed US$ 10 million.

In this paragraph 2 “substantiated” means a claim for which WG is liable (whether on its own, as a contributory or otherwise), and which is admitted, settled without admission of liability, or proved or determined in a court of competent jurisdiction.

3.     DISCLOSURE

WG shall not be liable in respect of a claim under the Warranties to the extent that the same or circumstances giving rise thereto are fairly disclosed in the Disclosure Letter.

4.     NO LIABILITY FOR CERTAIN EVENTS

4.1 WG shall not be liable in respect of a claim under the Warranties or any other provision of this agreement to the extent that:

(a)	the claim or the events giving rise to the claim would not have arisen but for an act or omission, following Completion, of the Company, the Joint Partnership or SB (as the case may be) or any transaction carried out at the specific request of or with the specific consent of SB prior to Completion; or

(b)	the claim occurs as a result of any change in law or regulation or in its interpretation or administration by the English courts or the courts of any other jurisdiction, or by any other fiscal, monetary or regulatory authority (whether or not having the force of law) after Completion; or

(c)	recovery is made under the Company’s, the Joint Partnership’s or, as the case may be, SB’s insurance policies or would have been so recovered had it or they maintained the same scope and level of insurance cover as that maintained by WG immediately prior to the date of this agreement.

4.2    SB, the Company and the Joint Partnership shall not be entitled to recover damages, or obtain payment, reimbursement, restitution or indemnity more than once under this agreement in respect of the same loss which has already been recovered by one of SB, the Company, or as the case may be, the Joint Partnership.

5.    THIRD PARTIES

5.1 This paragraph 5 shall apply in circumstances where:

(a)	any claim is made against any of the Company, the Joint Partnership or SB which should reasonably be expected to give rise to a claim by any of the Company, the Joint Partnership or SB against WG under the Warranties or any other provision of this agreement; or

(b)	the Company, the Joint Partnership or SB should reasonably be expected to be able to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which any of the Company, the Joint Partnership or SB has or should be reasonably expected to have a claim against WG under the Warranties or any other provision of this agreement; or

(c)	WG has paid to any of the Company, the Joint Partnership or SB an amount in respect of a claim under the Warranties and subsequent to the making of such payment of the Company, the Joint Partnership or SB recovers from some other person a sum which is referable to that payment.

5.2     The Company, the Joint Partnership or SB (as the case may be) shall:

(a)	in the case of paragraph 5.1(a) inform WG as soon as reasonable practicable of such a claim, keep WG reasonably informed throughout, and provide WG reasonable access to all documents and records within its power, possession or control (including making copies) to enable WG and its professional advisers to examine such claim;

(b)	in the case of paragraphs 5.1(a) and 5.1(b) prior to taking any action (other than the giving of notice pursuant to paragraph 1 of this schedule) against WG under the Warranties and subject to it being indemnified against all reasonable costs and expenses which may be incurred by reason of such action take all such action as WG may reasonably request in writing including the institution of proceedings and the instruction of professional advisers approved in writing by WG to act on behalf of it to avoid, dispute, resist, compromise, defend or appeal against any such claim against it as is referred to in paragraph 5.1(a) or to make such recovery by it as is referred to in paragraph 5.1(b), as the case may be; and

(c)	subject to it being indemnified against all reasonable costs and expenses which may be incurred by reason of such action, not make any admission, settle or compromise any liability or claim to which such action is referable without the prior written consent of WG which consent shall not be unreasonably withheld or delayed; and

(d)	in the case of paragraph 5.1(c) only, repay to WG an amount equal to the amount recovered upon receipt or, if lower, the amount paid by WG to it less, in either case, any amount payable by it in respect of all taxes on the amount recovered.

6.     MITIGATION

Nothing contained in this schedule 2 shall obviate the requirement for the Company, the Joint Partnership and SB to mitigate their loss in respect of any matter the subject of a claim under the Warranties or any other provision of this agreement.

SCHEDULE 3

Action Pending Completion

Without obtaining the prior written approval of SB, WG shall:

1.	not acquire or dispose of, or agree to acquire or dispose of, any Asset or Ancillary Asset except in the usual course of its trade or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its trade and on normal arm’s length terms;

2.	not create, or agree to create, any Encumbrance over any Asset or Ancillary Asset or redeem, or agree to redeem, any existing Encumbrance over any Asset or Ancillary Asset;

3.	not enter into a material long-term, onerous or unusual agreement, arrangement or obligation relating to the Purpose;

4.	not amend or terminate a material agreement, arrangement or obligation to which it is a party relating to the Purpose;

5.	in accordance with clause 12.2, not amend the terms of employment or engagement of any Assumed Employee (except in the usual course of its business) or provide, or agree to provide, a gratuitous payment or benefit to any Assumed Employee or any of his dependants) or employ, engage, or terminate the employment or engagement of, any Assumed Employee;

6.	conduct the Purpose in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction.

SCHEDULE 4

List of Ancillary Assets

Resource ID  Item         Description                                Comment                            SAT        Serial Number           Manfacturer          Vendor                     PO             Invoice    Purchase Date  Quantity  Value        License Count  CPU Type     CPU Speed  Memory  Dept                         Employee
___________  ___________  _________________________________________  _________________________________  _________  ______________________  ___________________  _________________________  _____________  _________  _____________  ________  ___________  _____________  ___________  _________  ______  ___________________________  ______________________
822                       Wireless Access Point +                                                                                          Other                FrontierPC                 NAPO 585                  16-Jun-04      2         $442.39
818                       IBM ThinkPad Port Replicator +                                                                                   IBM                  IBM Home Computing         NAPO 553                  5-May-04       2         $225.00
817                       Memory +                                   Dell memory upgrades                                                  Dell                 Dell Computers             NAPO 550                  30-Apr-04      5         $1,597.27
679          Television   Sony 21" +                                 KV20M20                                       806301                                                                                                           1         $0.00
678          Television   Toshiba with VCR+                          M675                                          89548542                                                                                                         1         $0.00
685          VCR          RCA with VCR+                              VR540                                         812310769                                                                                                        1         $0.00
684          VCR          Panasonic +                                PV-9400-K                                     C9SA22727                                                                                                        1         $0.00
716                       IPAQ 3650 - Sean Wilson                    Handheld                           10000679   4G16DW3676DN            Compaq                                                                                   1         $698.00
715                       IPAQ 3650 - Andrew Cochran                 Handheld                           10000680   4G12DW36KC16            Compaq                                                                                   1         $698.00
739          Servers      Compaq Proliant DL380 g2 +                 QAWIN-01                           10000856   8206JZG11862            Compaq                                                                                   1         $0.00                       Dual         1200       1024
697          Monitors     E771 +                                                                        10000544   DH92609106              Viewsonic                                                                                1         $0.00
689          Monitors     E771 +                                                                        10000552   DH92608813              Viewsonic                                                                                1         $0.00
832          Monitors     Sun                                                                           10000612   3651383-01              Sun                                                                                      1         $0.00
692          Monitors     E771 +                                                                        10000623   DH83902697              Viewsonic                                                                                1         $0.00
833          Monitors     Sony MultiScan                                                                10000838   2709190                 Sony                                                                                     1         $0.00
821          Accessories  Alienware Accessories +                                                                                          Alienware            AlienWare Corp.            NAPO 570                  19-May-04      11        $654.89
840          Accessories  StorEdge D-1000                            Server Room                        10000466                           Sun                                                                                      1         $0.00
839          Accessories  StorEdge D-1000                            Server Room                        10000467                           Sun                                                                                      1         $0.00
844          Accessories  UPS 1400                                   Server Room                        10000917   ws9826003976            APC                                                                                      1         $0.00
834          Accessories  Tape Drive                                 Server Room                        10000918   6562677                 Other                                                                                    1         $0.00
845          Accessories  UPS 650                                    Server Room                        10000919                           APC                                                                                      1         $0.00
846          Accessories  UPS 1400                                   Server Room                        10000920   fb9851008347            APC                                                                                      1         $0.00
847          Accessories  UPS 1400                                   Server Room                        10000921                           APC                                                                                      1         $0.00
835          Accessories  Tape Drive                                 Server Room                        10000925   912h2e43                Sun                                                                                      1         $0.00
836          Accessories  Cisco Catalyst 3550 router                 Server Room                        10000928                           Cisco                                                                                    1         $0.00
837          Accessories  DiskPak                                    Server Room                        10000929   912c5083                Sun                                                                                      1         $0.00
838          Accessories  NetApp Storage Array                       Server Room                        10000930   109-00003+b1                                                                                                     1         $0.00
850          Accessories  Storage Array Net App - Fas270             Server Room                        10000931   10?-00022+a0                                                                                                     1         $0.00
849          Accessories  Sun 350R                                   Server Room                        10000932   050c0c4b                                                                                                         1         $0.00
848          Accessories  Sun StorEdge A-1000                        Server Room                        10000933   132h2030                Sun                                                                                      1         $0.00
841          Accessories  BayStack Switch 24 port                    Server Room                        10000936   ssglkh0fnb              Other                                                                                    1         $0.00
842          Accessories  BayStack Switch 24 port                    Server Room                        10000937   kee1027161              Other                                                                                    1         $0.00
843          Accessories  Cisco 3600 series router                   Server Room                        10000938                           Other                                                                                    1         $0.00
851          Accessories  Switch - Nortel Baystack                   Server Room                        10000939   kee1027153              Other                                                                                    1         $0.00
852          Accessories  Switch - Nortel Baystack                   Server Room                        10000940   stxkh0tvx3                                                                                                       1         $0.00
854          Accessories  Cisco Catalyst 2900 Series XL              Server Room                        10000943                           Cisco                                                                                    1         $0.00
853          Accessories  Fibre Channel Storage                      Server Room                        10000944   sm10005300031           Other                                                                                    1         $0.00
824          PC's         PC +                                       PC1104                             10000003   h7u00f820180            Umax                                                                                     1         $0.00
823          PC's         PC                                         1222                               10000035   xb8391cleqe             Apple                                                                                    1         $0.00
829          PC's         PC +                                       1205                               10000077                           Apple                                                                                    1         $0.00
828          PC's         PC +                                       1224                               10000137   xb9020bxfpz             Apple                                                                                    1         $0.00
831          PC's         PC                                         netfinity 3500                     10000426                           IBM                                                                                      1         $0.00
825          PC's         PC +                                       PC1240                             10000491   xb044000j3c             Apple                                                                                    1         $0.00
688          PC's          +                                         1245                               10000551   113613                  Umax                                                                                     1         $0.00                       Pentium II   350        128
826          PC's         PC +                                       1303                               10000659   h7000f820094            Umax                                                                                     1         $0.00
830          PC's         PC +                                       1139                               10000833   h7u00f830157            Umax                                                                                     1         $0.00
827          PC's         PC +                                       1250                               10000835                                                                                                                    1         $0.00
294          Monitors     E771 +                                                                        10000262   DH92608800              Viewsonic            Net Link                   210395         1034439 S  10-Aug-99      1         $300.00                                                     Analysis                     85
346          Monitors     E771 +                                                                        10000266   AY93209184              Viewsonic            Net Link                   t-sysadmin121  1040415 S  30-Nov-99      1         $300.00                                                     Analysis                     77
347          Monitors     E771 +                                                                        10000267   AY95111434              Viewsonic            Net Link                   t-sysadmin210  1045328 P  16-Feb-00      1         $300.00                                                     Analysis                     77
293          Monitors     E771 +                                                                        10000269   DH92302581              Viewsonic            Net Link                   210364         1033466 P  20-Jul-99      1         $300.00                                                     Analysis                     77
349          Monitors     E771 +                                                                        10000270   AY00203253              Viewsonic            Net Link                   t-sysadmin201  1045331 P  16-Feb-00      1         $300.00                                                     Analysis                     77
361          Monitors     E771 +                                                                        10000287   AY01105602              Viewsonic            Net Link                   t-sysadmin333  1050173 S  25-Apr-00      1         $300.00                                                     Analysis                     85
364          Monitors     E771 +                                                                        10000292   AY02409352              Viewsonic            Net Link                                                            1         $300.00                                                     Analysis                     101
365          Monitors     E771 +                                                                        10000293   DH84300494              Viewsonic            Net Link                   210152         1028676 S  31-Mar-99      1         $300.00                                                     Analysis                     115
366          Monitors     E771 ?                                                                        10000294   FHCV8B009226            Viewsonic            Net Link                                                            1         $300.00                                                     Analysis
367          Monitors     E771 +                                                                        10000295   AY00208015              Viewsonic            Net Link                   210206         1029438 S  19-Apr-99      1         $300.00                                                     Analysis                     116
483          PC's         +                                          1091                               10000014   115247                  NetLink              Net Link                   t-sysadmin101  1039975 S  22-Nov-99      1         $1,787.00                   Pentium III  450        128     Analysis                     103
584          PC's          +                                         1173                               10000070   112450                  Umax                 Net Link                   1962           1023705 S  4-Dec-98       1         $1,895.00                   Pentium II   350        64      Analysis                     77
583          PC's          +                                         1157                               10000071   116006                  NetLink              Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $2,661.00                   Pentium III  550        256     Analysis                     77
595          PC's          ?                                         1095                               10000072   115286                  NetLink              Net Link                   t-sysadmin121  1040415 S  30-Nov-99      1         $1,783.00                   Pentium III  450        128     Analysis                     77
566          PC's          ?                                         1150                               10000087   113457                  Umax                 Net Link                   210206         1029438 S  19-Apr-99      1         $1,871.52                   Pentium II   350        128     Analysis                     116
564          PC's         Michael - Contract +                       1003                               10000099   30750                   Daiwa                Daiwa                      1383           476641     10-Aug-98      1         $1,640.00                   Pentium II   300        64      Analysis                     85
646          PC's          +                                         1227                               10000199   117789                  NetLink              Net Link                   NAPO93         1058520 S  28-Aug-00      1         $1,800.00                   Pentium III  550        128     Analysis                     101
816          PC's         Pentium 4 2.4GHz +                         new comp. For Julia                10000916                           Other                Generic Computer           NAPO 548       4042302    23-Apr-04      1         $776.31                     Pentium IV   2400       256     Analysis
803          Laptops      IBM ThinkPad +                             PC1338                                        78-LH381                IBM                                                                                      1         $0.00                       Pentium III  700        396     Analysis                     Leigh Dustan
535          Laptops      Sony PCG-F450 - here                       1218                               10000088   18306730 3304487        Sony                 Sony Store, The            t-sysadmin331  34791      18-Apr-00      1         $4,700.00                   Pentium III  500        128     Analysis                     85
308          Monitors     P810                                                                          10000333   QH92562908              Viewsonic            Net Link                   t-sysadmin121  1040414 S  30-Nov-99      1         $1,216.00                                                   Animation                    Peter Haralabous
431          Monitors                                                                                   10000334   7008218                 SGI                                                                                      1         $300.00                                                     Animation                    Peter Haralabous
432          Monitors     VS-5                                                                          10000335   482057073               KDS                  Daiwa                      1687           479495     2-Oct-98       1         $204.00                                                     Animation
435          Monitors      +                                                                            10000338   7016832                 Sony                                                                                     1         $300.00                                                     Animation
378          Monitors     SG +                                                                          10000339   2404705                                                                                                          1         $300.00                                                     Animation
381          Monitors                                                                                   10000341   2J90602584              OptiQuest            Discount Computer Club     170020         946683     3-May-99       1         $609.00                                                     Animation                    62
383          Monitors      HP +                                                                         10000342   JP01006662              Hewlet Packard                                                                           1         $300.00                                                     Animation                    60
384          Monitors     SL90                                                                          10000343   FG8620151               Panasonic            Net Link                   210125         1027417 P  2-Mar-99       1         $875.00                                                     Animation                    39
385          Monitors     E771 +                                                                        10000344   QE81620369              Viewsonic            Net Link                   210255         1030767 P  18-May-99      1         $300.00                                                     Animation                    54
388          Monitors     E771 +                                                                        10000347   QE81620278              Viewsonic            Net Link                   210255         1030767 P  18-May-99      1         $300.00                                                     Animation                    10
389          Monitors      +                                                                            10000348   7016831                 Sony                                                                                     1         $300.00                                                     Animation                    39
289          Monitors     E771 +                                                                        10000349   DH91902513              Viewsonic            Net Link                   t-sysadmin003  1035242 S  27-Aug-99      1         $300.00                                                     Animation                    10
266          Monitors     Diamond Pro 700                                                               10000352   712401464               Mitsubishi                                                                               1         $300.00                                                     Animation
265          Monitors     ?                                                                             10000353   712401458               Mitsubishi                                                                               1         $300.00                                                     Animation
310          Monitors     Keep This One - E70 +                                                         10000354   TC8610009               Panasonic            Net Link                   210009         1025021 S  7-Jan-99       1         $300.00                                                     Animation
433          Accessories  Zentra +                                   Raid                               10000336   UD9806002                                                                                                        1         $1,000.00                                                   Animation
434          Accessories  SureStore DLT70 +                                                             10000337   US90202110              Hewlet Packard                                                                           1         $300.00                                                     Animation
386          Accessories  Wacom Writing Tablet +                                                        10000345   9AJ001365                                    Net Link                                                            1         $100.00                                                     Animation                    60
624          PC's          ?                                         1128                               10000108   NA                      Nippon Technologies                                                                      1         $1,800.00                                                   Animation                    10
627          PC's         Animation Spare ?                          1142                               10000109   8986                    Daiwa                Daiwa                      1443           477329     21-Aug-98      1         $2,420.00                   Pentium II   300        128     Animation
626          PC's         Animation Spare ?                          1141                               10000110   NA                      Other                                                                                    1         $1,800.00                                                   Animation
632          PC's         Animation Spare +                          1154                               10000111   100372                  Other                Discount Computer Club     170017         946672     30-Apr-99      1         $4,600.00                   Pentium II   450        128     Animation
630          PC's          ?                                         1172                               10000112   115464                  NetLink              Net Link                   t-sysadmin156  1041396 S  17-Dec-99      1         $4,114.00                   Pentium III  600        256     Animation                    60
629          PC's          ?                                         1136                               10000113   113041                  NetLink              Net Link                   210111         1027202-S  25-Feb-99      1         $5,186.00                   Dual         400        512     Animation                    39
628          PC's          +                                         1126                               10000114   113040                  NetLink              Net Link                   210111         1027200 S  25-Feb-99      1         $6,035.00                   Dual         400        256     Animation                    54
633          PC's          ?                                         1146                               10000115   16494                   Daiwa                Daiwa                      1642           478428     11-Sep-98      1         $1,630.00                   Pentium II   300        64      Animation                    62
605          PC's         Discount Computer Club +                   1140                               10000129   100373                  Other                Discount Computer Club     170020         946683     3-May-99       1         $3,991.00                   Dual         400        396     Animation                    Peter Haralabous
665          Servers      Sony PCG 505 TR ?                          1251                               10000526   28987930 3408029        Sony                 Sony Store, The                                                     1         $4,000.00                   Pentium      300        64      E-Com                        102
246          Monitors     VS-7 +                                                                        10000263   680162270               KDS                  Daiwa                      1314           475973     22-Jul-98      1         $300.00                                                     E-Com                        Valeriy Rutstein
348          Monitors     E771 +                                                                        10000268   AY00203248              Viewsonic            Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $300.00                                                     E-Com                        Lyle Brulhart
369          Monitors     E771 +                                                                        10000297   AY02411096              Viewsonic            Net Link                   NAPO51         1055479 S  14-Jul-00      1         $300.00                                                     E-Com                        102
271          Monitors     E771 +                                                                        100002632  DH83902697              Viewsonic            Net Link                                                            1         $300.00                                                     E-Com                        Lyle Brulhart
575          PC's          +                                         1108                               10000046   114412                  NetLink              Net Link                   t-sysadmin003  1035245 S  27-Aug-99      1         $1,760.00                   Pentium III  450        128     E-Com                        102
585          PC's          +                                         1072                               10000073   114677                  NetLink              Net Link                   t-sysadmin041  1036739-S  24-Sep-99      1         $1,730.00                   Pentium III  450        128     E-Com                        Valeriy Rutstein
597          PC's          +                                         1106                               10000074   19052                   Daiwa                Daiwa                      1645           477780     1-Sep-98       1         $1,895.00                   Pentium II   300        64      E-Com                        Valeriy Rutstein
586          PC's          +                                         1159                               10000075   116015                  NetLink              Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $1,810.00                   Pentium III  550        128     E-Com                        80
587          PC's          +                                         1097                               10000081   115292                  NetLink              Net Link                   t-sysadmin141  1040552 S  2-Dec-99       1         $1,777.00                   Pentium III  450        128     E-Com                        80
588          PC's          +                                         1169                               10000082   116007                  NetLink              Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $1,810.00                   Pentium III  550        128     E-Com                        80
594          PC's          +                                         1161                               10000086   115935                  NetLink              Net Link                   t-sysadmin216  1044720 S  7-Feb-00       1         $1,515.00                   Pentium III  550        128     E-Com                        Mikhail Izvekov
565          PC's          +                                         1168                               10000093   116036                  NetLink              Net Link                   t-sysadmin239  1045626 S  21-Feb-00      1         $1,835.00                   Pentium III  550        128     E-Com                        Shirly Choa
494          PC's          +                                         1134                               10000622   112961                  Umax                 Net Link                   210075         1026310 S  4-Feb-99       1         $1,922.00                   Pentium II   350        128     E-Com                        Lyle Brulhart
410          Printers     HP2100TN +                                 PR1004                             10000385   USCB001210              Hewlet Packard       Net Link                   t-sysadmin166  1042471 P  5-Jan-00       1         $1,000.00                                                   Finance
318          Printers     LJ2100TN +                                 Finance                            10000387   USCB001000              Hewlet Packard       Net Link                   210402         1034527 P  12-Aug-99      1         $1,000.00                                                   Finance                      26
239          Monitors     ORCHESTRA                                  Keep This One-Spare                10000383   182000185               KDS                  Daiwa                      1054           474514     17-Jun-98      1         $245.00                                                     Finance
411          Monitors     E771 +                                                                        10000386   AY94402323              Viewsonic            Net Link                   t-sysadmin175  1042982 S  13-Jan-00      1         $300.00                                                     Finance                      Julia Qin
636          PC's          +                                         1163                               10000139   115677                  NetLink              Net Link                                                            1         $1,800.00                                                   Finance                      26
616          PC's          +                                         1174                               10000151   115681                  NetLink              Net Link                   t-sysadmin175  1042982 S  13-Jan-00      1         $1,785.00                   Pentium III  450        128     Finance                      Julia Qin
617          PC's         Accounting - AccPac Computer +             1115                               10000152   113052                  Umax                 Net Link                   210102         1026850 S  17-Feb-99      1         $1,877.00                   Pentium II   350        64      Finance
764          PC's         Pentium 4  2.4GHz +                        PC1306                             10000873   30612                                        Generic Computer           NAPO 471       3060602    6-Jun-03       1         $1,389.00                   Pentium IV   2400       512     Finance                      Peter Haralabous
790          Laptops      VAIO PCG 5AIL +                                                               10000899   281676303202414         Sony                 Sony Store, The                                                     1         $4,007.49                   Pentium IV   2200       512     Finance                      Kari Lockhart
812          Printers     HP All-in-One +                                                               10000915                           Hewlet Packard       Staples                    NAPO562                   10-May-04      1         $999.00                                                     Games
285          Monitors     E771 +                                                                        10000009   DH90907956              Viewsonic            Net Link                   210295         1031550 S  7-Jun-99       1         $300.00                                                     Games                        Joe Soroka
290          Monitors     E771 +                                                                        10000015   DH91902755              Viewsonic            Net Link                   210311         1032146 S  21-Jun-99      1         $300.00                                                     Games                        Peter Liang
251          Monitors     E771 +                                                                        10000234   AY95111447              Viewsonic            Net Link                   t-sysadmin215  1044719 S  7-Feb-00       1         $300.00                                                     Games                        86
336          Monitors     E771 +                                                                        10000240   AY93204147              Viewsonic            Net Link                   t-sysadmin121  1040415 S  30-Nov-99      1         $300.00                                                     Games                        83
245          Monitors     VS-7 +                                                                        10000243   482072487               KDS                  Daiwa                      1272           475723     20-Jul-98      1         $300.00                                                     Games                        Simon Xin Yang
295          Monitors     E771 +                                                                        10000244   DH92608810              Viewsonic            Net Link                   210392         1034409 P  10-Aug-99      1         $300.00                                                     Games                        Alex Mitrofanov
338          Monitors     E771 +                                                                        10000246   AY94808611              Viewsonic            Net Link                   t-sysadmin184  1043506 S  20-Jan-00      1         $300.00                                                     Games                        30
249          Monitors     ORCHESTRA +                                                                   10000249   881039170               KDS                  Daiwa                      1642           478428     11-Sep-98      1         $204.00                                                     Games                        Joe Soroka
339          Monitors     E771 +                                                                        10000250   AY92903486              Viewsonic            Net Link                   t-sysadmin073  1037823 S  15-Oct-99      1         $300.00                                                     Games                        70
341          Monitors     E771 +                                                                        10000254   DH91502704              Viewsonic            Net Link                   210327         1032465 S  28-Jun-99      1         $300.00                                                     Games                        48
253          Monitors     C7 +                                                                          10000261   1861B000686             Umax                 Net Link                   1799           1022460 S  3-Nov-98       1         $300.00                                                     Games                        78
356          Monitors     E771 ?                                                                        10000280   FBDV74008077            Viewsonic            Net Link                                                            1         $300.00                                                     Games                        23
357          Monitors     E771 +                                                                        10000281   DH91502693              Viewsonic            Net Link                   210328         1032464 S  28-Jun-99      1         $300.00                                                     Games                        23
362          Monitors     E771 +                                                                        10000288   AY02002675              Viewsonic            Net Link                   NAPO40         1055123 S  10-Jul-00      1         $300.00                                                     Games                        87
235          Monitors     E70 +                                                                         10000512   21P004007870            Viewsonic            Net Link                   NAPO214        1068750 S  19-Dec-00      1         $300.00                                                     Games                        95
236          Monitors     E773 +                                                                        10000519   DP02900250              Viewsonic            Net Link                   NAPO226        1070880P   4-Jan-01       1         $300.00                                                     Games
272          Monitors     E771 +                                                                        10000621   DH83903026              Viewsonic            Net Link                                                            1         $300.00                                                     Games                        Stephen Lyons
283          Monitors     E771 +                                                                        10000653   DH90907531              Viewsonic            Net Link                                                            1         $300.00                                                     Games                        Simon Xin Yang
282          Monitors     E771 +                                                                        10000655   DH90904775              Viewsonic            Net Link                   t-sysadmin272  1047485 S  16-Mar-00      1         $300.00                                                     Games                        Davis Garayt
537          PC's          +                                         1100                               10000032   114993                  NetLink              Net Link                   t-sysadmin081  1038548 S  28-Oct-99      1         $1,881.00                   Pentium III  450        128     Games                        Lee Pederson
574          PC's          +                                         1232                               10000047   115746                  NetLink              Net Link                   t-sysadmin184  1043506 S  20-Jan-00      1         $2,194.00                   Pentium III  550        128     Games                        30
579          PC's          +                                         1191                               10000049   116274                  NetLink              Net Link                   t-sysadmin272  1047485 S  16-Mar-00      1         $1,740.00                   Pentium III  550        128     Games                        Joe Soroka
577          PC's          +                                         1147                               10000050   113839                  Umax                 Net Link                   210295         1031550 S  7-Jun-99       1         $1,672.00                   Pentium II   350        128     Games                        Joe Soroka
578          PC's          +                                         1080                               10000051   114836                  NetLink              Net Link                   t-sysadmin073  1037823 S  15-Oct-99      1         $1,959.00                   Pentium III  450        128     Games                        70
582          PC's          +                                         1162                               10000053   115928                  NetLink              Net Link                   t-sysadmin215  1044719 S  7-Feb-00       1         $1,858.00                   Pentium III  550        128     Games                        14
547          PC's          +                                         1156                               10000057   115847                  NetLink              Net Link                   t-sysadmin199  1044351 S  1-Feb-00       1         $1,460.00                   Pentium III  550        128     Games                        86
548          PC's          +                                         1193                               10000058   116272                  NetLink              Net Link                   t-sysadmin272  1047485 S  16-Mar-00      1         $1,740.00                   Pentium III  550        128     Games                        Peter Liang
549          PC's          +                                         1044                               10000059   114416                  NetLink              Net Link                   t-sysadmin003  1035245 S  27-Aug-99      1         $1,760.00                   Pentium III  450        128     Games                        Radik Gens
550          PC's          +                                         1094                               10000060   115283                  NetLink              Net Link                   t-sysadmin121  1040414 S  30-Nov-99      1         $2,819.00                   Pentium III  450        128     Games                        84
551          PC's          +                                         1192                               10000061   116273                  NetLink              Net Link                   t-sysadmin272  1047485 S  16-Mar-00      1         $1,740.00                   Pentium III  550        128     Games                        Davis Garayt
554          PC's          +                                         1092                               10000063   115285                  NetLink              Net Link                   t-sysadmin121  1040415 S  30-Nov-99      1         $1,783.00                   Pentium III  450        128     Games                        83
555          PC's          +                                         1164                               10000064   115926                  NetLink              Net Link                   t-sysadmin215  1044719 S  7-Feb-00       1         $1,858.00                   Pentium III  550        128     Games                        87
581          PC's          +                                         1213                               10000067   114411                  NetLink              Net Link                   t-sysadmin003  1035242 S  27-Aug-99      1         $1,955.00                   Pentium III  450        128     Games                        14
596          PC's          +                                         1125                               10000069   112862                  Umax                 Net Link                   210049         1026233 S  3-Feb-99       1         $1,921.00                   Pentium II   350        64      Games                        78
644          PC's                                                    1117                               10000160   549217                  Seanix                                                                                   1         $1,800.00                                                   Games                        23
645          PC's          +                                         1177                               10000161   115441                  NetLink              Net Link                   t-sysadmin158  1041397 S  17-Dec-99      1         $1,967.00                   Pentium III  500        128     Games                        23
656          PC's          +                                         1200                               10000167   117402                  NetLink              Net Link                   NAPO51         1055479 S  14-Jul-00      1         $1,755.00                   Pentium III  550        128     Games                        Simon Xin Yang
649          PC's          +                                         1244                               10000242   116944                  NetLink              Net Link                   NAPO90                    15-Aug-00      1         $1,592.00                   Pentium III  550        128     Games                        100
650          PC's          +                                         1233                               10000255   115963                  NetLink              Net Link                   t-sysadmin211  1044958 S  10-Feb-00      1         $2,546.00                   Pentium III  550        256     Games                        48
553          PC's                                                    1049                               10000307   NP970008                Nippon Technologies                                                                      1         $1,800.00                                                   Games                        Simon Xin Yang
652          PC's          +                                         1243                               10000328   118138                  NetLink              Net Link                   NAPO124        1060882 S  27-Sep-00      1         $1,554.00                   Pentium III  550        128     Games                        86
477          PC's          +                                         1248                               10000511   118961                  NetLink              Net Link                   NAPO214        1068750 S  19-Dec-00      1         $1,882.00                   Pentium III  700        128     Games                        95
495          PC's          +                                         1137                               10000620   112962                  Umax                 Net Link                   210075         1026310 S  4-Feb-99       1         $1,922.00                   Pentium II   350        128     Games                        30
484          PC's          +                                         1103                               10000650   113455                  Umax                 Net Link                   210206         1029438 S  19-Apr-99      1         $1,871.52                   Pentium II   300        128     Games                        Alex Mitrofanov
532          PC's          +                                         1197                               10000693   117270                  NetLink              Net Link                   NAPO40         1055123 S  10-Jul-00      1         $1,604.00                   Pentium III  550        128     Games                        87
470          Laptops      Sony Vaio Z505LE +                         1242                               10000481   28315630 3200099        Sony                 Sony Store, The            NAPO158                   31-Oct-00      1         $5,600.00                   Pentium III  650        128     Games                        14
642          Laptops      Toshiba Satellite Pro 4260XDVD +           1196                               10000714   10012751                Toshiba              Tech Data                  t-sysadmin252  1-A775374  23-Feb-00      1         $3,980.00                   Pentium III  450        128     Games                        Lee Pederson
421                       AGFA Argus II ?                                                               10000319   97B3784                                                                                                          1         $2,000.00                                                   Graphics
420          Printers     CLBP 460PS - +                             PR1009                             10000317   JJT02322                Canon                                                                                    1         $5,000.00                                                   Graphics
309          Monitors     MULITSCAN +                                                                   10000238   T1521QF74XY             Apple                                                                                    1         $300.00                                                     Graphics
261          Monitors     CPD 500PS +                                                                   10000310   7025251                 Sony                                                                                     1         $300.00                                                     Graphics                     4
416          Monitors                                                                                   10000311   ?                       Apple                                                                                    1         $300.00                                                     Graphics                     12
415          Monitors      +                                                                            10000312   70616481                Sony                                                                                     1         $300.00                                                     Graphics                     41
417          Monitors      +                                                                            10000313   7041142                 Sony                                                                                     1         $300.00                                                     Graphics                     46
419          Monitors                                                                                   10000315   8172534                 Sony                                                                                     1         $300.00                                                     Graphics                     40
263          Monitors     MULTISCAN 400PS +                                                             10000316   7052310                 Sony                                                                                     1         $300.00                                                     Graphics                     34
418          Monitors                                                                                   10000320   2709191                 Sony                                                                                     1         $300.00                                                     Graphics
422          Monitors                                                                                   10000321   7130184                 Sony                                                                                     1         $300.00                                                     Graphics                     53
331          Accessories  SkyData SkyData                                                               10000442   C5502875                                                                                                         1         $500.00                                                     Graphics
509          PC's         H7U00F820061 +                             1047                               10000147   113026                  Umax                 Net Link                   210096         1026791 S  16-Feb-99      1         $2,122.00                   Pentium II   350        128     Graphics                     34
772          PC's         Pentium 4 2.6 GHz +                        PC1312                             10000881   3111301                                      Generic Computers          NAPO487        3110602    12-Nov-03      1         $915.00                     Pentium IV   2600       512     Graphics                     Andrew Quan
259          Fax Machine  F04500 +                                   Reception                          10000439   60100520                Sharp                                                                                    1         $500.00                                                     Human Resources
269          Fax Machine  Konica Fax 9820 +                                                             10000444   810B2008126             Konica                                                                                   1         $500.00                                                     Human Resources
376          Photocopier  Sharp SF2540 +                             Copier Room                        10000305   500454                  Sharp                                                                                    1         $2,000.00                                                   Human Resources
377          Printers     HP4000N +                                  PR1000                             10000306   USEF127867              Hewlet Packard       Daiwa                      1059           474332     19-Jun-98      1         $1,890.00                                                   Human Resources
316          Printers     HP2100TN                                   PR1002                             10000309   USBB017458              Hewlet Packard       Net Link                   210226         1029649 P  23-Apr-99      1         $1,486.00                                                   Human Resources
330          Printers     HP1100 +                                   Reception                          10000438   USJC019116              Hewlet Packard       Net Link                   210054         1026234 S  3-Feb-99       1         $620.00                                                     Human Resources
278          Monitors     E771 +                                                                        10000004   DH84300336              Viewsonic            Net Link                   210258         1030768 P  18-May-99      1         $300.00                                                     Human Resources
359          Monitors     E771 +                                                                        10000285   AY00708016              Viewsonic            Net Link                                                            1         $300.00                                                     Human Resources              97
414          Monitors     E771 +                                                                        10000307   AY00708035              Viewsonic            Net Link                   t-sysadmin185  1043507 S  20-Jan-00      1         $300.00                                                     Human Resources              89
313          Monitors     E70 +                                                                         10000308   TC8623407               Panasonic            Net Link                   210009         1025021 S  7-Jan-99       1         $300.00                                                     Human Resources              Karen Kuzek
425          Monitors                                                Keep This One - 4th Floor Copier   10000325   881039099               KDS                  Daiwa                      1642           478428     11-Sep-98      1         $204.00                                                     Human Resources
279          Monitors     E771 +                                                                        10000644   DH84300489              Viewsonic            Net Link                   210206         1029438 S  19-Apr-99      1         $300.00                                                     Human Resources              94
486          PC's          +                                         1008                               10000138   113781                  Umax                 Net Link                   210288         1031324-S  1-Jun-99       1         $1,281.00                   Pentium II   350        64      Human Resources              Karen Kuzek
487          PC's          +                                         1010                               10000148   112996                  Umax                 Net Link                   210078         1026496 S  9-Feb-99       1         $1,922.00                   Pentium II   350        64      Human Resources              89
614          PC's          +                                         1175                               10000149   115733                  NetLink              Net Link                   t-sysadmin185  1043507 S  20-Jan-00      1         $1,812.00                   Pentium III  500        128     Human Resources
615          PC's         HR - Security Computer +                   1207                               10000150   NA                      Other                                                                                    1         $1,800.00                                                   Human Resources
286          Monitors     E771 +                                                                        10000642   DH91004357              Viewsonic            Net Link                                                            1         $300.00                                                     Investor Relations
567          PC's         NEC Ready 9522 ?                           1113                               10000045   5X20020UN               NEC                                                                                      1         $1,800.00                   Pentium      100        64      Investor Relations           28
218          Monitors     E771                                                                          10000454   AY02707420              Viewsonic            Net Link                   NAPO141        1062419 S  16-Oct-00      1         $300.00                                                     Maintenance / Investigation  Brett Penny
453          PC's          +                                         1239                               10000453   118340                  NetLink              Net Link                   NAPO141        1062419 S  16-Oct-00      1         $1,560.00                   Pentium III  550        128     Maintenance / Investigation  Brett Penny
1            PC's         InstallShield Enterprise                                                      10000618   ENTMPE-0401-2010001142  Umax                 Net Link                                  411702     31-Aug-99      1         $1,500.00    1              Pentium II   350        64      Maintenance / Investigation
766          PC's         Pentium 4  2.4 GHz +                       PC1304                             10000874                                                Generic Computer           NAPO 470       3060601    6-Jun-03       1         $899.00                     Pentium IV   2400       512     Maintenance / Investigation  Lyle Brulhart
765          PC's         Pentium 4 2.4GHz +                         PC1305                             10000875   3060811                                      Generic Computer           NAPO 470       3060601    6-Jun-03       1         $899.00                     Pentium IV   2400       512     Maintenance / Investigation  Joe Soroka
767          PC's         Pentium 4 2.4 GHz +                        PC1308                             10000877                                                                                          3071501    15-Aug-03      1         $1,030.50                   Pentium IV   2400       512     Maintenance / Investigation
804          PC's         Generic PC +                               PC1340                             10000906   4061805                 Other                Generic Computers          NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Maintenance / Investigation  Mark Crewson
808          PC's         Generic PC +                               PC1344                             10000910   4061806                 Other                Generic Computers          NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Maintenance / Investigation  Alex Mitrofanov
809          PC's         Generic PC +                               PC1345                             10000911   4061802                 Other                Generic Computers          NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Maintenance / Investigation
658          Laptops      Toshiba 4100XDVD +                         PC1224                             10000187   79013274                Toshiba              Tech Data                                                           1         $5,000.00                   Pentium II   400        128     Maintenance / Investigation  Martin Glaeser
787          Laptops      Area 51 Sentia +                           PC1326                             10000896   PC-73572B3              Alienware            AlienWare Corp.                                      24-Mar-04      1         $2,179.00                   Pentium IV   1700       1024    Maintenance / Investigation  Lee Pederson
287          Monitors     E771 +                                                                        10000018   DH91606715              Viewsonic            Net Link                   210311         1032146 S  21-Jun-99      1         $300.00                                                     Marketing / Communications   43
274          Monitors     E771 +                                                                        10000376   DH83903030              Viewsonic            Net Link                   210078         1026496 S  9-Feb-99       1         $300.00                                                     Marketing / Communications   Andrea Daem
512          PC's         H7U00F830150                               1009                               10000118   112769                  Umax                 Net Link                   210009         1025021 S  7-Jan-99       1         $2,109.00                   Pentium II   350        64      Marketing / Communications   Andrea Daem
600          PC's          +                                         1090                               10000119   115135                  NetLink              Net Link                   t-sysadmin101  1039975 S  22-Nov-99      1         $1,787.00                   Pentium III  450        128     Marketing / Communications   15
601          PC's          ?                                         1204                               10000120   6386                    Daiwa                Daiwa                      1314           475973     22-Jul-98      1         $1,825.00                   Pentium II   300        64      Marketing / Communications   15
710                       IPAQ 3650 -                                Handheld                           10000824   4G16DW3676VK            Compaq               Net Link                   NAPO 347                                 1         $698.95                                                     New Products                 7
619          PC's         Micro Concept +                            1129                               10000101   NA                      Other                                                                                    1         $1,800.00                                                   New Products                 7
428                       OptiPro 4830P +                                                               10000330   46680913                                                                                                         1         $500.00                                                     Production                   82
298          Monitors     PV564D                                                                        10000061   FBDV79046142            Proview                                                                                  1         $300.00                                                     Production
423          Monitors     E771                                                                          10000322   DH92513150              Viewsonic            Net Link                   t-sysadmin040  1036740 S  24-Sep-99      1         $300.00                                                     Production                   65
424          Monitors     E771                                                                          10000323   DH91502700              Viewsonic            Net Link                   210328         1032464 S  28-Jun-99      1         $300.00                                                     Production                   James Leong
242          Monitors     VS-7                                                                          10000324   282028344               KDS                  Daiwa                      1054           474514     17-Jun-98      1         $300.00                                                     Production
698          Monitors     GDM20SEIIT +                                                                  10000329   2160436                 Sony                                                                                     1         $0.00                                                       Production                   82
429          Monitors                                                                                   10000331   1056151                 Sony                                                                                     1         $300.00                                                     Production                   82
430          Monitors     E771                                                                          10000332   AY02411100              Viewsonic            Net Link                   NAPO50         1055429 P  14-Jul-00      1         $300.00                                                     Production                   111
398          Monitors     E771 +                                                                        10000364   DH91502701              Viewsonic            Net Link                   210328         1032464 S  28-Jun-99      1         $300.00                                                     Production                   18
260          Monitors     GDM-17E21 +                                                                   10000366   7021883                 SGI                                                                                      1         $300.00                                                     Production                   63
380          Monitors     E771 +                                                                        10000663   DH91004358              Viewsonic            Net Link                   210206         1029438 S  19-Apr-99      1         $300.00                                                     Production                   49
427          Monitors     E771                                                                          10000667   DH90701626              Viewsonic            Net Link                   210407         1035612 S  3-Sep-99       1         $300.00                                                     Production                   82
504          PC's          +                                         1006                               10000123   114202                  NetLink              Net Link                   210371         1033762 S  26-Jun-99      1         $1,836.00                   Pentium III  450        128     Production                   58
503          PC's          +                                         1066                               10000124   114550                  NetLink              Net Link                   t-sysadmin024  1036102 S  13-Sep-99      1         $1,466.00                   Pentium III  450        128     Production                   63
511          PC's         H7U00F830072 +                             1061                               10000127   112735                  Umax                 Net Link                   210021         1025351 S  14-Jan-99      1         $1,642.00                   Pentium II   350        64      Production                   18
507          PC's          +                                         1073                               10000132   114702                  NetLink              Net Link                   t-sysadmin040  1036740 S  24-Sep-99      1         $1,879.00                   Pentium III  450        128     Production                   65
648          PC's          ?                                         1231                               10000233   118065                  NetLink              Net Link                   NAPO108        1059808 P  20-Sep-00      1         $523.26                     Pentium III  550        128     Production                   18
476          PC's          +                                         1247                               10000507   118906                  NetLink              Net Link                   NAPO202        1068222    14-Dec-00      1         $2,440.00                   Pentium III  800        256     Production                   82
700          PC's         MAC RAID +                                                                    10000548   114540                  NetLink                                                                                  1         $0.00                       Pentium III  450        256     Production                   82
492          PC's         +                                          1024                               10000661   112346                  Umax                 Net Link                   1799           1022460 S  3-Nov-98       1         $1,602.00                   Pentium II   300        64      Production
506          PC's         H7U00F820215                               1028                               10000662   113553                  Umax                 Net Link                   210220         1029909 S  29-Apr-99      1         $1,319.00                   Pentium II   350        128     Production                   49
774          PC's         Pentium 4 2.6 GHz +                        PC1314                             10000882   3111305                                      Generic Computer           NAPO487        311602     12-Nov-03      1         $915.00                     Pentium IV   2600       512     Production                   Nenad Antic
775          PC's         Pentium 4 2.6 GHz +                        PC1315                             10000884   3111303                                      Generic Computer           NAPO487        3110602    12-Nov-03      1         $915.00                     Pentium IV   2600       512     Production
807          PC's         Generic PC +                               PC1343                             10000909   4061801                 Other                Generic Computers          NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Production                   Philip Xu
777          Laptops      Dell Inspiron 5100 +                       PC1317                             10000886   614-271-999-7           Dell                 Dell Computers             NAPO483                   5-Nov-03       1         $1,967.11    1              Pentium IV   2600       512     Production                   Lyle Brulhart
779          Laptops      Dell Inspiron 600m +                       PC1319                             10000888   350-988-903-37          Dell                 Dell Computers                                                      1         $2,070.56    1              Pentium IV   1400       512     Production                   Stephen Lyons
815                       Microsoft Wieless Duo +                                                                                          Microsoft            Generic Computer           NAPO 547                  22-Apr-04      2         $65.00                                                      Project Manager
813          Servers      Print Server +                             D-Link DP-300 10/100 Print-Server                                     D-Link               MicroConcept Systems Inc.  NAPO 549                  28-Apr-04      1         $184.35                                                     Project Manager
814          Monitors     Samsung 17" LCD +                          Daniel's Monitor                              nb17hmex125184          Other                Generic Computer           NAPO 547                  22-Apr-04      1         $509.00                                                     Project Manager
312          Monitors     E70 ?                                                                         10000355   TC8622455               Panasonic            Net Link                   210009         1025021 S  7-Jan-99       1         $300.00                                                     Project Manager              19
391          Monitors     E771 +                                                                        10000356   AY93105216              Viewsonic            Net Link                   t-sysadmin076  1038248 S  22-Oct-99      1         $300.00                                                     Project Manager              99
397          Monitors     E771 +                                                                        10000363   DH92406529              Viewsonic            Net Link                   t-sysadmin024  1036101 S  13-Sep-99      1         $300.00                                                     Project Manager              19
501          PC's          ?                                         1060                               10000102   113342                  Umax                 Net Link                   1799           1022460 S  3-Nov-98       1         $1,960.00                   Pentium II   350        64      Project Manager              19
490          PC's          ?                                         1023                               10000105   5854                    Daiwa                Daiwa                      1644           478687     16-Sep-98      1         $1,630.00                   Pentium II   300        64      Project Manager              19
622          PC's         Empty Hotel - Next to Amber +              1082                               10000106   114945                  NetLink              Net Link                   t-sysadmin076  1038248 S  22-Oct-99      1         $1,958.00                   Pentium III  450        128     Project Manager              19
500          PC's         +                                          1067                               10000729   114589                  Umax                 Net Link                   t-sysadmin009  1036103 s  13-Sep-99      1         $1,394.00                   Pentium II   450        128     Project Manager              Kent Littler
776          Laptops      Dell Inspiron 5100 +                       PC1316                             10000885   408-687-001-3           Dell                 Dell Computers             NAPO483                   5-Nov-03       1         $1,908.71    1              Pentium IV   2600       512     Project Manager              Leigh Dustan
778          Laptops      Dell Inspiron 5100 +                       PC1318                             10000887   825-903-615-7           Dell                 Dell Computers             NAPO483                   5-Nov-03       1         $1,680.86    1              Pentium IV   2600       1024    Project Manager              Contractor Consultants
786          Laptops      Area 51 Alienware +                        PC1325                             10000895   PC-73572A3              Alienware            AlienWare Corp.                                      24-Mar-04      1         $2,929.00                   Pentium IV   3200       1024    Project Manager
788          Laptops      Area 51 Sentia +                           PC1327                             10000897   PC-73572B4              Alienware            AlienWare Corp.                                      24-Mar-04      1         $2,179.00                   Pentium IV   1700       1024    Project Manager              Terry Matthews
789          Laptops      Area 51 Sentia +                           PC1328                             10000898   PC73572B2               Alienware            AlienWare Corp.                                      24-Mar-04      1         $2,179.00                   Pentium IV   1700       1024    Project Manager              Jem Tari
382          Printers     HP1100 +                                   QA Lab                             10000304   USLG046155              Hewlet Packard       Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $550.00                                                     QA
343          Monitors     E771 +                                                                        10000259   DH92608898              Viewsonic            Net Link                   210391         1034237 S  6-Aug-99       1         $300.00                                                     QA                           59
344          Monitors     E771 +                                                                        10000260   AY02000914              Viewsonic            Net Link                   NAPO24         1054226 S  26-Jun-00      1         $300.00                                                     QA                           59
353          Monitors     E771 +                                                                        10000277   AY94404532              Viewsonic            Net Link                   t-sysadmin391  1052836 S  5-Jun-00       1         $300.00                                                     QA                           57
354          Monitors     E771 +                                                                        10000278   AY02002670              Viewsonic            Net Link                                                            1         $300.00                                                     QA                           Vlad Tolvin
355          Monitors     E771 +                                                                        10000279   AY02411097              Viewsonic            Net Link                   NAPO50         1055429 P  14-Jul-00      1         $300.00                                                     QA                           Vlad Tolvin
358          Monitors     E771 +                                                                        10000282   AY94507013              Viewsonic            Net Link                   t-sysadmin158  1041397 S  17-Dec-99      1         $300.00                                                     QA
252          Monitors     CPD 100SX ?                                                                   10000283   1132247                 Sony                                                                                     1         $300.00                                                     QA
247          Monitors     ORCHESTRA +                                kds                                10000284   682162407               KDS                  Daiwa                                                               1         $204.00                                                     QA                           Galina Jitlina
360          Monitors     E771 +                                                                        10000286   DH83603250              Viewsonic            Net Link                   210112         1027134 S  24-Feb-99      1         $300.00                                                     QA                           91
281          Monitors     E771 +                                                                        10000289   DH90904505              Viewsonic            Net Link                   t-sysadmin158  1041397 S  17-Dec-99      1         $300.00                                                     QA
370          Monitors     E771                                       QA Lab                             10000298   FHCV8B009195            Proview              Net Link                   210009         1025021 S  7-Jan-99       1         $200.00                                                     QA
371          Monitors     DT-1731                                    QA Lab                             10000299   DV9807J200417           Daytek               Daiwa                      1746           480317     14-Oct-98      1         $300.00                                                     QA
372          Monitors     VS-5                                       QA Lab                             10000300   482057066               KDS                  Daiwa                      1645           477780     1-Sep-98       1         $204.00                                                     QA
373          Monitors     E771 +                                     QA Lab                             10000301   AY02411369              Viewsonic            Net Link                   NAPO40         1055123 S  10-Jul-00      1         $300.00                                                     QA
374          Monitors     E771                                       QA Lab                             10000302   AY02409364              Viewsonic            Net Link                   NAPO66         1056546 S  31-Jul-00      1         $300.00                                                     QA
375          Monitors     E771 +                                     QA Lab                             10000303   AY02409051              Viewsonic            Net Link                   NAPO66         1056546 S  31-Jul-00      1         $300.00                                                     QA
497          PC's          +                                         1084                               10000066   114591                  NetLink              Net Link                   t-sysadmin024  1036101 S  13-Sep-99      1         $1,835.00                   Pentium III  450        128     QA                           57
499          PC's          +                                         1050                               10000068   114260                  NetLink              Net Link                   210391         1034237 S  6-Aug-99       1         $1,803.00                   Pentium III  450        128     QA                           59
496          PC's          +                                         1058                               10000076   H7U00F830147            Umax                 Net Link                   210112         1027134 S  24-Feb-99      1         $1,858.00                   Pentium II   350        128     QA                           Robyn Beynon
560          PC's          +                                         1180                               10000079   H7U00F820147            Umax                 Net Link                   210179         1028844 S  5-Apr-99       1         $1,350.00                   Pentium II   350        64      QA                           107
561          PC's          +                                         1042                               10000080   116274                  Umax                 Net Link                   210063         1026231 S  3-Feb-99       1         $1,962.00                   Pentium II   350        128     QA                           Galina Jitlina
533          PC's          +                                         1199                               10000094   117271                  NetLink              Net Link                   NAPO40         1055123 S  10-Jul-00      1         $1,604.00                   Pentium III  550        128     QA
643          PC's          +                                         1211                               10000162                           NetLink              Net Link                   NAPO24         1054226 S  26-Jun-00      1         $4,200.00                   Dual         550        512     QA                           59
655          PC's          +                                         1185                               10000168   117035                  NetLink              Net Link                   t-sysadmin391  1052836 S  5-Jun-00       1         $1,653.00                   Pentium III  550        128     QA                           Vlad Tolvin
664          PC's          +                                         1245                               10000193   117523                  NetLink              Net Link                   NAPO66         1056546S   30-Jul-00      1         $1,616.16                   Pentium III  550        128     QA
562          PC's          ?                                         1138                               10000309   16585                   Daiwa                Daiwa                      1311           476110     27-Jul-98      1         $1,825.00                   Pentium II   300        64      QA                           Dmitry Markushevich
694          PC's          +                                         1228                               10000541   117814                  NetLink                                                                                  1         $0.00                                               128     QA                           Vlad Tolvin
563          PC's          +                                         1160                               10000669   115440                  NetLink              Net Link                   t-sysadmin158  1041397 S  17-Dec-99      1         $1,967.00                   Pentium III  500        128     QA                           Dmitry Markushevich
773          PC's         Pentium 4 2.4 GHz +                        PC1313                             10000883   3111306                                      Generic Computers          NAPO487        3110602    12-Nov-03      1         $915.00                     Pentium IV   2400       512     QA                           Sean Wilson
783          Laptops      Area 51 Alienware +                        PC1323                             10000893   PC-73572A2              Alienware            AlienWare Corp.                                      24-Mar-04      1         $2,929.00                   Pentium IV   3200       1024    QA                           Robyn Beynon
802          Laptops      Alienware Sentia Blue +                    PC1335                             10000906   PC-75918A               Alienware            AlienWare Corp.            NAPO546                   13-May-04      1         $2,941.00                   Pentium M    1700       1024    QA                           Sean Wilson
687          VCR          Samsung 20" w/ VCR +                       Andrea's office                                                                                                                                                1         $0.00                                                       Sports / Broadcasting        33
404          Monitors     E771 +                                     nfg                                10000374   AY00203257              Viewsonic            Net Link                   t-sysadmin201  1045329 P  16-Feb-00      1         $300.00                                                     Sports / Broadcasting        90
288          Monitors     E771 +                                                                        10000378   DH91606726              Viewsonic            Net Link                   210298         1031551 S  7-Jun-99       1         $300.00                                                     Sports / Broadcasting        33
599          PC's          +                                         1167                               10000117   115936                  NetLink              Net Link                   t-sysadmin216  1044720 S  7-Feb-00       1         $1,515.00                   Pentium III  550        128     Sports / Broadcasting        90
602          PC's          +                                         1186                               10000121   114533                  NetLink              Net Link                   t-sysadmin013  1035927 S  9-Sep-99       1         $1,394.00                   Pentium III  450        128     Sports / Broadcasting        90
485          PC's          +                                         1043                               10000122   114285                  NetLink              Net Link                   210395         1034439 S  10-Aug-99      1         $1,803.00                   Pentium III  450        128     Sports / Broadcasting        104
810                       D-Link 8-port Switch +                                                        10000912   B23B34006327            D-Link               Generic Computers          NAPO576                   25-Jun-04      1         $39.00                                                      Starnet Communications
811                       D-Link 8-port Switch +                                                        10000913   B23B343006238           D-Link               Generic Computers          NAPO576                   25-Jun-04      1         $39.00                                                      Starnet Communications
742          Servers      IBM eServer Xeon Series +                  PreCasino-01                       10000851   550224B                 IBM                                                                                      1         $0.00                                                       Starnet Communications
743          Servers      IBM eServer Xeon Series +                  SysAdmin-3                         10000852   550224G                 IBM                                                                                      1         $0.00                                                       Starnet Communications
744          Servers      IBM eServer Xeon Series +                  SysAdmin-2                         10000853   550224A                 IBM                                                                                      1         $0.00                                                       Starnet Communications
745          Servers      IBM eServer Xeon Series +                  SysAdmin-1                         10000854   550224M                 IBM                                                                                      1         $0.00                                                       Starnet Communications
738          Servers      Compaq Proliant DL380 g2 +                 DEVWIN-01                          10000855   8206JZG11147            Compaq                                                                                   1         $0.00                       Dual         1200       1024    Starnet Communications
740          Servers      Compaq Proliant DL 580 +                   RedHat Advanced Server RHASQA-01   10000857   8202DYV31000            Compaq                                                                                   1         $0.00                                                       Starnet Communications
741          Servers      Compaq Proliant DL 580 +                   RedHat Advanced Server RHASQA-02   10000858   8201DYV31009            Compaq                                                                                   1         $0.00                                                       Starnet Communications
750          Servers      PowerEdge 2650 +                                                              10000859   HPBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
751          Servers      PowerEdge 2650 +                                                              10000860   JPBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
752          Servers      PowerEdge 2650 +                                                              10000861   GPBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
753          Servers      PowerEdge 2650 +                                                              10000862   6PBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
754          Servers      PowerEdge 2650 +                                                              10000863   FPBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
755          Servers      PowerEdge 2650 +                                                              10000864   DPBDF21                 Dell                 Dell Computers                                                      1         $0.00                       Dual         1800       512     Starnet Communications
756          Servers      PowerEdge 2550 +                           DevApp-01                          10000865   4KF8611                 Dell                 Dell Computers                                                      1         $0.00                                                       Starnet Communications
757          Servers      PowerEdge 1650 +                                                              10000866   DSCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
758          Servers      PowerEdge 1650 +                                                              10000867   HSCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
759          Servers      PowerEdge 1650 +                           QACasino-01                        10000868   JQCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
760          Servers      PowerEdge 1650 +                           QAEFS-01                           10000869   BQCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
761          Servers      PowerEdge 1650 +                           QASB-01                            10000870   DRCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400       512     Starnet Communications
762          Servers      PowerEdge 1650 +                                                              10000871   FQCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
763          Servers      PowerEdge 1650 +                                                              10000872   2TCVD21                 Dell                 Dell Computers                                                      1         $0.00                       Pentium III  1400               Starnet Communications
748          Accessories  Cisco Local Director 417 +                 Load Balancer - top                10000847   44406130606             Cisco                                                                                    1         $0.00                                                       Starnet Communications
749          Accessories  Cisco Local Director 417 +                 Load Balancer                      10000848   44406130607             Cisco                                                                                    1         $0.00                                                       Starnet Communications
746          Accessories  Cisco Catalyst 2950 Switch +               24 port Switch - Top               10000849   F0C0546X07M             Cisco                                                                                    1         $700.00                                                     Starnet Communications
747          Accessories  Cisco Catalyst 2950 Switch +               24 port switch - bottom            10000850   F0C0548W004             Cisco                                                                                    1         $700.00                                                     Starnet Communications
791          Accessories  D-Link 10/100 Fast Ethernet Switch +                                          10000899   B23B343000744                                Generic Computer           napo540                   14-Apr-04      1         $45.00                                                      Starnet Communications
792          Accessories  D-Link 10/100 Fast Ethernet Switch +                                          10000900   B23B343000440                                Generic Computers          napo540                   14-Apr-04      1         $45.00                                                      Starnet Communications
793          Accessories  Linksys ProConnect KVM 4-port switchbox +  PS/2                               10000901   T81103B00188                                 Generic Computers          napo541                   14-Apr-04      1         $115.00                                                     Starnet Communications
805          PC's         Generic PC +                               PC1341                             10000907   4061804                 Other                Generic Computers          NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Starnet Communications
806          PC's         Generic PC +                               PC1342                             10000908   4061803                 Other                Generic Computer           NAPO 586                  18-Jun-04      1         $1,055.60    1              Pentium IV   2400       512     Starnet Communications
799          Laptops      Dell Inspiron 1100 - Antigua +             20057557105                                   09u784-12961-3c8-2446   Dell                                                                                     1         $0.00                       Pentium IV   2400       512     Starnet Communications
798          Laptops      Sony Vaio PCG-Z Series - Antigua +                                                       2814-3550-5101-622      Sony                                                                                     1         $0.00                       Pentium IV   1700       512     Starnet Communications
796          Laptops      IBM Thinkpad A22e - Antigua +              2655-B7U                                      78-MN236                IBM                                             needs battery                            1         $0.00                       Pentium III  800        256     Starnet Communications
468          Laptops      IBM 264744U ?                              1238                               10000480   78-CMLZ3                IBM                  CompuGen                   NAPO146        641899-1   24-Oct-00      1         $4,670.00                   Pentium III  700        128     Starnet Communications
657          Laptops      Sysadmin - Sony PCG-F450  +                1226                               10000711   28306730 3300972        Sony                                                                                     1         $5,000.00                   Pentium III  500        128     Starnet Communications
801          Laptops      Alienware Sentia Green +                   PC1334                             10000905   PC-75918B               Alienware            AlienWare Corp.            NAPO 546                  13-May-04      1         $2,941.00                   Pentium M    1700       1024    Starnet Communications
771          PC's         Pentium 4 2.6 GHz +                        PC1311                             10000880   3111304                                      Generic Computers          NAPO487        3110602    12-Nov-03      1         $915.00                     Pentium IV   2600       512     System Admin                 Doris Jetz
800          Laptops      Alienware Sentia Blue +                    PC1333                             10000904   PC-75918C               Alienware            AlienWare Corp.            NAPO 546                  13-May-04      1         $2,941.00                   Pentium M    1700       1024    System Admin                 Nundani Duncan

                                                                                                                                                                                                                                             $322,786.45

43-70

Category	Description	Value per Item	Quantity	Total

Furniture	Desk-Standard	$ 100.00	6	$ 600.00
Furniture	Desk — w return	$ 125.00	10	$ 1,250.00
Furniture	Workstations	$ 400.00	65	$26,000.00
Furniture	Chairs-Wheeled	$ 50.00	108	$ 5,400.00
Furniture	Chairs-Meeting room	$ 25.00	25	$ 625.00
Furniture	Leather Chairs	$ 200.00	8	$ 1,600.00
Furniture	Leather Couches	$ 400.00	2	$ 800.00
Furniture	Chairs-bar	$ 25.00	3	$ 75.00
Furniture	Filing Cabinets — Metal 2	$ 50.00	6	$ 300.00
	Drawer
Furniture	Filing Cabinets — Metal 3	$ 75.00	4	$ 300.00
	Drawer
Furniture	Filings Cabinets — Metal 4	$ 100.00	7	$ 700.00
	Drawer
Furniture	Filing Cabinets — Metal 5	$ 75.00	2	$ 150.00
	Drawer
Furniture	Filing Cabinets — Wooden 2	$ 50.00	3	$ 150.00
	Drawer
Furniture	Bookshelves — 2 Door	$ 75.00	2	$ 150.00
Furniture	Credenza	$ 150.00	3	$ 450.00
Furniture	Bookshelves — 2 shelves	$ 20.00	1	$ 20.00
Furniture	Bookshelves — 3 shelves	$ 30.00	6	$ 180.00
Furniture	Bookshelves — 5 shelves	$ 60.00	4	$ 240.00
Furniture	Bookshelves — 6 shelves	$ 70.00	8	$ 560.00
Furniture	Bookshelves — 3 shelves/2 door	$ 100.00	1	$ 100.00
Furniture	Bookshelves — binder shelf	$ 100.00	1	$ 100.00
Furniture	Table — glass coffee	$ 50.00	1	$ 50.00
Furniture	Table — glass end	$ 25.00	2	$ 50.00
Furniture	Table — side table	$ 50.00	7	$ 350.00
Furniture	Table — wooden end	$ 25.00	7	$ 175.00
Furniture	Table — Boardroom	$2,000.00	1	$ 2,000.00
Furniture	Table — meeting room	$ 50.00	1	$ 50.00
Furniture	Table - round	$ 50.00	5	$ 250.00
Furniture	Cart — Fax machine	$ 100.00	2	$ 200.00
Furniture	Cart — boardroom	$ 50.00	1	$ 50.00
Furniture	Cart - Utility	$ 150.00	1	$ 150.00
			$ 43,075.00

SCHEDULE 5

Assumed Employees

1.     Andre, Angelo

2.     Antic, Nenad

3.     Beynon, Robin

4.     Brulhart, Lyle

5.     Calabria, Tina

6.     Choa, Shirly

7.     Crewson, Mark

8.     Daem, Andrea

9.     Duncan, Nundani

10.     Dutton, Brett

11.     Dustan, Leigh

12.     Garguilo, Gino

13.     Haralabous, Peter

14.     Hetherington, Mark

15.     Ipchi, Maureen

16.     Izvekov, Mikhail

17.     Jetz, Doris

18.     Jitlina, Galina

19.     Khorina, Galina

20.     Kuzek, Karen (formerly Pera)

21.     Leong, James

22.     Liang, Peter

23.     Littler, Kent

24.     Lockhart, Kari

25.     Lyons, Stephen

26.     Markushevich, Dmitry

27.     Matheson, Elizabeth

28.     Matthews, Terry

29.     Mitrofanov, Alex

30.     Munch, Morgan

31.     Munro, Marc

32.     Ng, Gim

33.     Nieva, Walter

34.     Pederson, Lee

35.     Prior, Lorie

36.     Reader, Trish

37.     Qin, Julia

38.     Quan, Andrew

39.     Roopai, Surjit

40.     Rutstein, Valeriy

41.     Tari, Jem

42.     Tolvin, Vlad

43.     Trebounskikh, Alexei

44.     Tudor, Sorin

45.     Vandermeer, Jon

46.     Wang, Hao

47.     Weber, Lee

48.     Wilson, Sean

49.     Xu, Philip

50.     Yang, Simon

SCHEDULE 6

List of Contracts

1.	Indenture of the Malvern Building dated 22 February 2000 between Malvern Pacific Holdings Company Limited (1) and Inphinity Interactive Inc. (2)

2.	Sublease dated 14 November 2001, with Subject Extension and Removal addendum, dated 30 November 2001 of the Second Floor of the Malvern Building between Malvern Pacific Holdings Company Limited (1); Inphinity Interactive Inc. (2) and Inventa Sales & Promotions Inc (3).

3.	Sublease commencing 1 March 2004 of the Second Floor of the Malvern Building between Trilogics (1) and Inphinity Interactive Inc. (2)

4.	Master Services Agreement dated 29 April 2003 between Group Telecom (1) and Inphinity Interactive Inc., World Gaming (2) and Schedule of Services

5.	Equipment Lease Agreement undated between Danka Canada Inc. (1) and 602662 British Columbia Ltd DBA Starnet Communications International Inc. (2)

6.	Equipment Lease Agreement dated 23 January 2002 between Qualica Financial Group Inc. (1) and Inphinity Interactive Inc. (2)

SCHEDULE 7

Business IP Licences

1.	Oracle Partner Network Emolument (Documents 69 to 72 of the Disclosure Bundle)

2.	Microsoft Developer Network Master End User Licence (Document 74 of the Disclosure Bundle)

3.	Red Hat Subscription Agreement dated 27 February 2004] (Document 77 of the Disclosure Bundle)

4.	Red Hat Enterprise Linux ES Basic

5.	Red Hat Network Proxy Service

6.	Red Hat Enterprise Linux AS Premium (x86)

7.	Network Appliance Agreement relating to the services described in documents 78 to 80 of the Disclosure Bundle)

8.	Network Appliance Service Level Agreement (document 79 of the Disclosure Bundle)

9.	Software Licence with Interactive Software Management Ltd dated 11 December 2003 (document 65 of the Disclosure Bundle)

10.	Open source licences (document 68 of the Disclosure Bundle)

SCHEDULE 8

Summary Development Plan

1. DEVELOPMENT METHODOLOGIES

1.1 Development will reflect a meticulously planned strategy. The first step of this venture will require several months of education on the current ongoing processes within WG. The most important of these processes will be in the following areas:

• Database Architecture
•    EFS Architecture and Source Code
•    Casino Game Server Architecture and Source Code
•    Sportsbook Architecture and Source Code
•    QA Process and QA Environment
• Horseracing Development and Architecture Review

1.2 All software produced and released into production will be secure and intelligent. The Development process will continue as an Iteration Process but the Partnership will look to become more efficient in key areas below:

• Documentation • Programmer Quality • Project management • QA Testing

2. SHORT TERM DEVELOPMENT PLAN

2.1 At this stage, SBT and WG have had discussions and see the following high level list of development items. Each item has been given a priority by SBT and WG. Priority is listed as High (H), Medium (M), and Low (L).

#	Area	Features/Description	Notes	Priority WG	Priority SBT
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 29 22 23 24 25 26 27 28 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44
Affiliate
Program

Affiliate
Program
Casino

Casino

Casino

Casino
Casino

Casino

Casino

Database

Database

Ecommerce/EFS

Ecommerce/EFS

Ecommerce/EFS

General

Negative
Database

Poker

Poker

QA

QA

Racing -
Horsebook
Racing -
Sportingbet
Tote
Racing With
Tote

Racing With
Tote

Reporting

Reporting

Reporting

Reporting

Simple APIs

Sportsbook

Sportsbook

Sportsbook

Sportsbook

Sportsbook

Sportsbook

Sportsbook

Stand alone
products

System

System
Universal
Product Login

Virtual Games

WGMC

WGMC

WGMC
Includes additional
reporting information such
as customer chargebacks,
marketing information,
multi-tiered programs,
etc. for licensees and
affiliates.
complete affiliate recode
tool (via WGMC).
Improve reliability and
robustness of casino
product.
Create new game - 3 card
poker.
Customisation of games
such as new skins per
gaming site.
Add Flash platform.
Multi-line and Multi-reel
slot games.
Ability for licensees to
administer their own game
settings through Command
Center.
Allow licensees to
customise blackjack rules
for each site.
Documentation of the
database.

Re-engineering of the
database.

Complete the current ach
bonus project and continue
to make EFS upgrades.
Store credit card details
in customer account.
Updates to Fraud
Protection Services - Risk
Guardian.
Project
Management/Communication
Tool between the parties.
System wide report and
tool to screen out
frequent chargeback
customers.
Complete integration of
boss media product.
An in-house poker product
(buy and integrate).
Create a new quality and
assurance environment that
replicates the production
environment.

Improve the speed of the
QA process to allow
multiple product testing.
Complete the current
horsebook product.
Installation and
integration of Sportingbet
Tote in Costa Rica.
Integrate additional and
alternative tracks via
tote.

Add content (horse names,
jockeys, trainers, etc.)
to tracks supplied by tote.
Upgraded report server.

Report access to Knot info
as there may need to be a
report server for both
systems.
Consolidates all reporting
and tools in a menuing
system including financial
reporting and containing
individual permissions
(access control) with an
audit log.
All winners and non
winners by sport, event
and bet type.
Creating simple APIs for
the Sportingbet group to
use (or any other third
party programmer hired by
a licensee).
Continue to add features
and upgrades to the
current sportsbook product.
Sportsbook 2.6.

Sportsbook 2.7 (Second
stage release of 2.6).

Separated lines - the
ability to run multiple
sportsbook lines by gaming
site and licensees.
View exposure on events in
real time per gaming site.
Include more reporting
information such as total
turnover per event IDS and
bet IDS.
No restrictions on the
frequency to request
reports.
Offer products
individually into the
marketplace - for example,
offering only casino.
DB Locking - find out
what is locking the
database and fix it.
Oracle on Linux.
One time login that
provides access to all
products and games.
Continuing development of
virtual games.
Incorporate existing
functionality and tools
from "Old" WGMC into "New"
WGMC.
Chargeback reporting and a
tool to note and apply
adjustments to customers'
accounts.
WGMC - next major release.
Sportingbet and WG
will have separate
sub releases in the
summer and then will
co-develop the
affiliate product in
October

Database
documentation and
analysis required.
Once documentation is
complete, a dedicated
team would be
allocated.

Improve quality
assurance environment
to lessen new release
issues that occur in
the production
environment.

This is a high
priority for
Sportingbet on the
assumption that their
tote hub will need to
be integrated along
the same lines as
World Gaming.

This is a high
priority for World
Gaming on the
assumption that the
report server will
form an integral part
of the future
affiliates program.

To have access
control similar to
WGMC and have reports
in WGMC.

This includes risk
monitor fix, bug
fixes and 6 new sport
types: 4 quarter
lines that include
World Gaming
licensees and 2 in
running sport types
that are exclusive to
Sportingbet.
This focuses on book
manager tools such as
move lines in real
time, ICQ alerts for
in running sport
types and others.

This will be included
in the next major
WGMC release.

				H H M MH M M M L L H H MH M M ML M H MH H H L N/A H H H N/A H M M H H H H H H H M H H H L M H H	MH N/A H MH M M LM L L H H H M MH ML M H L H H H H H H H MH H N/A MH H H H M H H L L H H M ML M H H

77-79

SCHEDULE 9

Allocation of Sale Consideration

Item	Allocated Consideration ($US)
Software Business Intellectual Property Ancillary Assets Total Sale Consideration	13,224,999 1 75,000 13,300,000

Executed as a deed by Sportingbet plc acting by a director and its secretary/ two directors:	) ) )
Director Director/Secretary
Executed as a deed by World Gaming plc acting by a director and its secretary/ two directors:	) ) )
Director Director/Secretary